
04025158

We Take It Personally.

National Health-Care Expenditures in Billions


$3,358.1
$245.8
1980
2003
2013
AMERICAN MEDICAL
SECURITY GROUP INC
P.E.
12-31-03


American
Medical Security Group™

2003 Annual Report

Corporate Profile

American Medical Security Group, Inc. (NYSE: AMZ) is a proven, profitable niche marketer of health-benefit products to individuals and small businesses. Our product portfolio is designed to give members both coverage choices and control over costs and uses Preferred Provider Organizations (PPOs) that offer open access to care.

We market our products through professional, independent agents in 32 states and the District of Columbia. We distinguish ourselves through product innovation, strong agent relationships, flexible and diverse distribution channels, an efficient back-office operation and our commitment to exceptional customer service 24 hours a day, 365 days a year.

Our products include:

—MedOne® health insurance for individuals

—Health insurance for small businesses

—Health plans compatible with
  –Health Savings Accounts
  –Health Reimbursement Arrangements

—Self-funded group benefits

—Dental products for groups and individuals

—Group term life insurance

—Group short-term disability insurance


UNITED STATES

Certain statements in this report are forward-looking statements subject to inherent risks and uncertainties that may cause actual results to materially differ from those contemplated by such statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Cautionary Factors" in the accompanying Form 10-K for a discussion of factors that may cause actual results to differ.

Front Cover Chart Source: Centers for Medicare and Medicaid Services, Office of the Actuary; and U.S. Department of Commerce, Bureau of Economic Analysis and Bureau of the Census.

Insurance products are underwritten by the Company's wholly owned subsidiary, United Wisconsin Life Insurance Company.

Pervasive Concerns. Personal Solutions.

Health-care costs are rising at unprecedented rates, raising sweeping concerns. While these issues take many forms, they ultimately involve a single question shared by employers and individuals alike: "How can I afford the protection I need?"

The answer is emerging today: consumer-driven health care, an approach that puts more control over costs and care in the hands of consumers. Their involved, informed choices promise to unleash the power of the market across the health-care industry.

For health insurers large and small, this transformation poses challenges. At AMS, our goal is to meet these challenges and deliver innovative, personalized solutions to pervasive health-care concerns better than anyone else.

Samuel V. Miller

Chairman, President and Chief Executive Officer

Financial Highlights

	2003	2002
Operating Results (in millions)		
Total Revenues[a]	$ 743.7	$ 786.3
Income From Continuing Operations	28.6	23.1
Per-Share Data		
Income From Continuing Operations Per Diluted Share	$ 2.03	$ 1.67
Book Value Per Share	16.12	14.16
Financial Position (in millions)		
Cash and Invested Assets	$ 324.4	$ 314.1
Total Assets	444.1	428.9
Notes Payable	30.2	33.9
Shareholders' Equity	217.8	182.8
Operating Statistics		
Cash Flow From Operations (in millions)	$ 20.1	$ 35.2
Health Segment Combined Ratio	95.5%	96.3%
Health Membership (in thousands)	546.8	571.5

(a) During 2003, the Company sold a subsidiary. Accordingly, prior period revenues are restated to reflect the results of continuing operations.

Note: The financial data to the right should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Book Value Per Share


$16.00
$12.00
$8.00
$4.00
$0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2002
2003

Stock Closing Prices


$24.00
$18.00
$12.00
$6.00
$0
12/31
1/31
2/28
3/31
4/30
5/30
6/30
7/31
8/29
9/30
10/31
11/28
12/31
2002
2003

To Our Shareholders

In last year's report and in investor meetings throughout 2003, I outlined our actions to shape American Medical Security into an exceptionally successful niche player in the health insurance industry and to deliver solid, sustainable value to our shareholders, our independent agents and the members we serve. The people of American Medical Security delivered on those promises exceptionally well.

Performing as promised

We said we would grow our profits. We did. Income from continuing operations for 2003 totaled $28.6 million, up 23% from 2002, while earnings per diluted share rose 22% to $2.03.

We said we would continue to manage claim costs and expenses effectively. We did, improving our health segment loss ratio to 67.9% from 68.1% in 2002 and reducing our health segment expense ratio by 70 basis points to 27.5%. As a result, our health segment combined ratio—a key measure of our ability to manage claims and costs—stood at 95.5% at the end of 2003, improved significantly from 96.3% in 2002.

We said we would strengthen our distribution system. We did this, too, expanding our sales force, realigning our regional and district sales management teams and enhancing the responsive, local support we provide to approximately 30,000 agents in 32 states across the country.

We said we would take product innovation to new levels, focusing on designs that meet major market needs and provide the greatest growth potential. Again, we did. We were in the forefront of our industry in offering small groups high-deductible health plans compatible with HRAs



(Health Reimbursement Arrangements). We introduced our highly successful Essential Choice catastrophic coverage program through a national career marketing organization. Essential Choice accounted for nearly a third of new sales in that channel during the year. And, in the first quarter of 2004, we were among the first to offer plans compatible with Health Savings Accounts (HSAs), tax-favored savings plans created by the Medicare reform bill signed into law last December.

Finally, we said that we would accomplish all of these objectives while maintaining a strong balance sheet. We did that as well. Our book value rose by nearly 14% to $16.12 per share at the close of 2003.

To our investors, results like these demonstrate that we live up to the commitments we make. To our independent agents, they demonstrate that we are determined to provide the best products, service and support in our industry. And to our employees, they demonstrate that their hard work has an impact both on our operations and in the marketplace.

Thanks to our accomplishments in 2003, AMS has the financial strength, product lineup and competitive capabilities to advance in our markets and grow, capitalizing on the powerful trends impacting the small-employer group and individual health-benefits markets. These trends—notably increased health-care utilization, the aging U.S. population and a challenging employment picture—are changing both what coverages insurance consumers buy and, just as importantly, how they buy them.

To make a long and complex story very short, today we are seeing the emergence of consumer-directed health care, a development that promises to unleash the power of the market across the entire health-care industry. At AMS, our goal is to capitalize on this development, leveraging our proven strengths: outstanding agent relationships, product innovation, speed to market, superior customer service and diverse distribution channels.

Refining our focus

Our focus is straightforward. We continuously refine our operations and product designs, ensuring that we are positioned to compete effectively. Thanks to our size and management structure, the communications line linking the field to a business response is extremely short. As a result, we can move rapidly on competitive opportunities and developments.

This is a huge advantage, and one that contributes to the speed with which we bring new products to market and helps drive our profitability and performance.

In 2004 we will be working to increase our presence and penetration in selected markets. We have studied our markets, evaluating our competitive presence, market demographics, the legislative and regulatory environment, our sales management experience and overall profitability. We are focusing our assets and attention squarely on those markets that hold the greatest growth potential. Combined with the realignment of our sales organization, we are positioned to drive growth in membership, revenues and profits across our most important markets.

We are starting to see the beginnings of that growth today. In addition to delivering sequential quarterly gains in new member enrollment throughout the year, we saw improvements in member persistency in each of the last three quarters of 2003. Also, fourth-quarter revenues were up slightly from the third quarter. These trends are moving in the right direction, and that is a satisfying accomplishment in today's high policy-turnover environment.

Of course, aligning operations with market opportunities is a process that never ends, and we are constantly assessing our plans and approaches to ensure that we are making the best possible use of our capital. In addition to investments in our business and share repurchases, potential uses of our capital also include acquisitions. While attractive acquisitions are tough to find today, we continue to explore opportunities that fit our product lines, meet customer needs and have immediate potential to contribute to our performance.

Extending product leadership

As the theme of this report suggests, everyone involved with health care faces pervasive concerns. Nowhere are these issues more pressing than in the small-employer group and individual markets we serve, where health-care costs are a major and mounting financial burden.

American Medical Security has long led the way in developing and delivering focused, personal solutions to health-care benefits challenges. Our MedOne Security and Essential Choice products, designed for consumers seeking core benefits and lower monthly premiums in exchange for higher deductibles, hold great promise, as do our HRA-compatible plans, which give group members more control over their health-benefit dollars.

Building on these successes, we took a major step forward as 2004 opened, with the introduction of a series of high-deductible health plans compatible with tax-deferred HSAs. Just as importantly, our new Internet-based decision support tools give members the help they need to maximize the value of these new plans and make well-informed choices.

These plans and tools together represent a natural extension of our efforts to create products and programs that help members deal effectively with the high cost of health care.

Thanks to our product-design strategies, as well as our diverse, agent-driven distribution model, we are positioned to take advantage of the anticipated growth in HSAs.

In our view, HSA-compatible plans represent an exciting opportunity for many consumers, providing potential tax advantages while creating major economic incentives for individuals to become better informed and more discriminating health-care consumers.

Building strong agent relationships

As our innovative product designs demonstrate, our overriding goal is to deliver customized, personal solutions to our members. And never have strong, productive relationships with local independent agents been more important to our success.

As a result of investments made over the past several years—in technology, service and support—we have equipped the agents who present our products with tools to move beyond price-based selling and to serve as true health insurance advisers, helping clients find the solutions that best meet their needs. Today, we are taking those relationships to the next level through the introduction of new, agent-focused marketing support tools, Internet-based information and support, and new-business and retention incentives.

Continuing to improve

We also are taking steps to ensure our long-term position through continuous improvements in productivity and efficiency. This certainly involves our strategic investments in information technology (IT), which allow us to grow our business without increasing staff, enhance our speed to market, manage our expenses more effectively and focus on market differentiators. But it also goes well beyond IT.

It involves new approaches to network management. We are working to ensure we are maximizing the value our company and our members receive from provider networks. It involves sophisticated utilization management. We have relationships with recognized centers of excellence for a wide range of medical conditions and procedures, and we have introduced initiatives to improve case management efficiency while ensuring the highest quality of care. It also involves working closely with our pharmacy benefits manager to enhance the service we provide to members, reducing costs and increasing efficiency.

But above all, it involves the contributions of our employees, and their commitment to finding improved ways to deliver our products, services and personal solutions more effectively every day. The results are tangible, and we are moving toward our goal of becoming a "must-quote" company in the markets we serve.

Looking forward confidently

Our markets are, for the most part, driven by conditions affecting consumers and small businesses. While we are hopeful that the economic recovery that began in late 2003 will soon be felt at the small-business level, we are not depending on it. Instead, we are confident that our accomplishments over the past year, together with our focused strategies, will help us reach our performance objectives in 2004 and beyond.

In closing, I want to thank the AMS employees whose efforts made the past year a successful one. Across our company, people are constantly being asked to help us keep pace with a changing environment, and to change how they look at and do their jobs. Their success in adapting to these demands and their commitment to achieving our goals continue to be critical factors in our performance.

We have only begun to show what AMS is capable of achieving. We will all be working hard to make 2004 even better.

Sincerely,



Samuel V. Miller
Chairman, President and Chief Executive Officer

Employer Insurance Premiums Spike 110% in the Past Decade, Despite Low Inflation

Source: Kaiser Family Foundation



Over the past 10 years, employers' average annual contribution for family coverage has soared by more than 110%, raising sweeping concerns. Today, employers of all sizes are looking beyond traditional insurance plans for relief. And AMS is providing the tools and personalized solutions they need to manage health-benefit costs.

Our solutions go far beyond offering higher employee deductibles and other policy-driven approaches. We offer programs that allow each member to customize coverages, obtain solid health-care value for their needs and become more effective stewards of their own health and well-being.

For example, our agents, armed with our advanced Defined Contribution at Work computer program, can help employers instantly compare plans that meet their baseline business needs and budgets while giving individual employees the ability to personalize their coverages and costs, adding or reducing coverages to address their specific situations.

We are in the forefront of the development of benefit plans compatible with Health Savings Accounts.

And we provide powerful web-based decision-support tools, along with personal service and unmatched support, to ensure our members get the best care and best value possible.

As a result, our small-group clients are better positioned to compete and provide important health benefits to their employees.

As health insurance costs rise, business owners face a tough question: "How can I afford to provide health benefits to my employees?" AMS has the answer. Our portfolio includes a wide range of plans—including tax-favored HSA-compatible plans—that allow small businesses to tailor coverages and costs to their specific needs and budgets.

The ranks of the self-employed are becoming a significant market in a changing U.S. economy. The development of AMS' MedOne business provides the benefit choices entrepreneurs require, meeting a major market need.

Perhaps more than any other group, self-employed individuals today face a new and challenging health-care reality. No longer passive participants in a world shaped primarily by providers and payers, individuals today need to make informed, personal decisions about increasingly complex coverage options.

AMS helps its individual members make these decisions with confidence. We arm the independent agents who present our products with the knowledge, tools and flexible, well-designed products they need to guide individual clients through the decision-making process and help them make sound choices for their personal circumstances.

Our HSA-compatible products, for example, are truly customizable. They allow members to tailor their plans to suit their situations, from deductibles and premiums, to coverage types and levels, to the selection of their physicians either within or outside of extensive Preferred Provider Organization (PPO) networks.

Just as importantly, our new Essential Choice catastrophic coverage, offered through our career marketing relationship, has proven immensely popular with individuals who want affordable protection against major, unforeseen hospital expenses.

Thanks to AMS, our members have found effective, affordable and personal solutions to their pressing health-care concerns.



Health-Care Costs Rose More Than 20% for Most Small Businesses Last Year

Source: Kaiser Family Foundation

More Than 40 Million Individuals Will Consider Consumer-Directed Plans Over the Next Five Years

Source: AHIP

When it comes to making health-care benefit decisions, small-group employers and individuals need more help than ever. They need insight into their personal circumstances and situations. They need customized policies that balance coverages and costs. And they need sound judgment and support to address their concerns every step along the way.

At AMS, we offer help through our relationships with approximately 30,000 independent agents in local markets across the country. These agents not only present our products, but also have the knowledge and insight to help clients understand the fast-changing health-care landscape, pinpoint their needs, sort through their options and find the personal solutions that make the most sense.

We support our agents in ways that go far beyond attractive compensation programs for new business and renewals. Our workshops help agents match products to individual member needs. Our continuing-education seminars help them stay on top of industry trends. We provide the analytical tools agents need to address members' total situations. And we listen to our agents, focusing our sales staff on their success and through an agent advisory group that meets regularly with senior management.

Just as importantly, we support their clients—our members—after a sale is made, with service and responsiveness that truly set us apart. When members call AMS, they do not deal with an automated system. They talk to a representative—24 hours a day, seven days a week—who works to provide the answers and guidance they need.

Our service-focused approach distinguishes AMS in the health-benefits industry. And it's the key to our strong, lasting, personal relationships.



Consumers today are confronting the *real* costs of health care—and they are being asked to shoulder a greater share. As consumer-driven health care emerges, AMS is positioned to grow, thanks to knowledgeable agents and our diverse portfolio of products.



Access to care and information distinguishes all of our plans. We rely primarily on Preferred Provider Organizations (PPOs) for a simple reason: They're the least intrusive on patient/physician relationships. With our plans, members can choose the health-care providers that best fit their personal needs. They can select a network provider and may benefit from lower costs. Or they can select a provider outside the network. Our members manage their care and costs.

AMS members also can access the information and guidance they need whenever they need it. Our customer service specialists stand ready to answer questions on coverages, benefits and providers 24 hours a day, seven days a week. The experienced registered nurses who staff Nurse Healthline, Inc. can provide medical information day and night. Our Internet-based decision-support tools help members evaluate their health-care needs and options. And information on providers, products, services, prescriptions and claim status is always available on our web site, www.eAMS.com.

Our members' health-care decisions are personal, and at AMS we provide the open access they need to make the best ones.

AMS offers members access to more than top-caliber medical care. They also have access to Nurse Healthline, Inc. and a wide range of online tools and information resources that help them make sound, informed health-care choices any time, day or night.

Health-Care Consumerism: Choice and Information Are Key





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 1-13154

AMERICAN MEDICAL SECURITY GROUP, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	**39-1431799**
(State of incorporation)	(I.R.S. Employer Identification No.)
3100 AMS Boulevard	
Green Bay, Wisconsin	**54313**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (920) 661-1111
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	New York Stock Exchange
Preferred Share Purchase Rights (associated with the Common Stock)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Registration S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ☒ No ☐

The aggregate market value of the shares of outstanding Common Stock held by non-affiliates of the registrant was approximately $251,000,000 as of June 30, 2003, assuming solely for purposes of this calculation that all directors and executive officers of the Registrant are "affiliates." This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 29, 2004, there were outstanding 13,549,383 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of American Medical Security Group, Inc. Proxy Statement for its Annual Meeting of Shareholders to be held on May 18, 2004 (Part III)

AMERICAN MEDICAL SECURITY GROUP, INC.
INDEX TO
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2003

PART I

Item 1. Business

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking" statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used, the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to inherent risks, uncertainties and assumptions that may cause actual results or events to differ materially from those that are described. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ are described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Factors." The Company does not undertake any obligation to update or revise such statements as a result of new information, future events or otherwise.

GENERAL

American Medical Security Group, Inc. is a provider of insurance products for individuals and small employer groups. As used herein, "the Company" refers to American Medical Security Group, Inc. and its subsidiaries. The Company's principal product offering is medical insurance. The Company also offers life, dental, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. See the Company's Notes to Consolidated Financial Statements, Note 13, "Segments of the Business" for information concerning the Company's two reportable segments: health insurance products (which accounted for approximately 98% of the Company's premium revenue for the years ended December 31, 2003 and 2002) and life insurance products.

The Company's products are sold through independent licensed agents in 32 states and the District of Columbia. The Company specializes in providing health and other insurance products designed to maximize choice and control costs. The Company principally markets health benefit products that provide discounts to insureds that utilize preferred provider organizations ("PPOs"). PPO plans differ from health maintenance organization ("HMO") plans in that they typically provide a wider choice of health professionals, fewer benefit restrictions and increased access to specialists at a somewhat higher premium cost.

American Medical Security Group, Inc. is a Wisconsin corporation organized in 1983. The Company's principal executive offices are located at 3100 AMS Boulevard, Green Bay, Wisconsin 54313 and its telephone number at that address is (920) 661-1111.

During the third quarter of 2003, the Company sold its preferred provider organization network subsidiary, Accountable Health Plans of America, Inc. ("AHP") for $3.5 million. The sale was part of the Company's long-term strategy to focus on its core business. The financial information contained in this Form 10-K for all prior periods presented has been restated to exclude the results of discontinued networking business as a result of the sale of AHP.

Available Information

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the "Investor" section of the Company's website at *www.eAMS.com* as soon as reasonably practicable after the Company electronically files or furnishes such reports with the Securities and Exchange Commission.

PRODUCTS

The Company provides products tailored to meet the varied health insurance needs of its primary markets, including small employer groups, individuals and their families. Features commonly available in the Company's medical products include:

- Choice of co-payment, deductible and coinsurance levels
- Choice of PPO networks
- Availability of comprehensive prescription drug coverage
- Wellness and routine care coverage
- Nurse Healthline, Inc., the Company's 24 hour-a-day health information line
- Internet-based decision support tool to access health-related information

The Company is expanding its product portfolio to include products and services to support consumer-driven health care, a concept emerging in response to the burden of soaring health care costs on employers and individuals. Consumer-driven health care requires individuals to take on a greater economic stake and decision-making responsibility in their health care. In early 2004, the Company introduced a series of health plans for individuals compatible with tax deferred health savings accounts. The Company expects to introduce similar plans for small employer groups later this year. To help members become more knowledgeable consumers of health care services, in early 2004, the Company expanded its product features to include an Internet-based support tool containing a wide range of health related information as well as health care provider and quality data.

Small Employer Group Products

Small employer group medical insurance products are targeted to employer groups with two to 50 employees. The Company's average in-force group size was approximately seven employees as of December 31, 2003. Distributed through a network of independent agents, small employer group products are customized for businesses to offer their employees multiple health plan options in a single package. This allows employers to provide a base benefit plan for their employees that can be customized with differing benefit levels by individuals within the same group. Although the premium cost of the plans may vary, the ability to offer different plans to individual employees is without any additional cost to the employer. In 2003, the Company continued the introduction of small employer group products designed to provide for more patient responsibility for routine health care. In addition, the Company began marketing high-deductible health plans compatible with health reimbursement arrangements, which are employer funded accounts used to reimburse employees for qualified medical care expenses and health insurance premiums.

Products Marketed to Individuals

The Company's MedOne® health insurance products marketed to individuals and their families are designed to meet the various health insurance needs and budgets of consumers by offering a choice of deductible and co-payment features. Sold through independent agents, MedOne® insurance products are designed for cost-conscious consumers and provide protection from major medical costs and increased patient responsibility for routine health expenses. The Company also offers custom, private label products for individuals and families that are sold through arrangements with select general agents. In mid-2003, the Company extended its line of health benefit plans for individuals with the introduction of MedOne®Security and Essential Choice, products designed for consumers seeking core benefits at lower monthly premiums in exchange for higher deductibles.

Dental Products

The Company's dental products offer members a choice in benefit plans, with access to any dental provider in most markets, and coverage for a complete range of dental services from preventative maintenance to major dental expenses. Dental coverage can be purchased with the Company's group medical insurance or on a stand-alone basis. The Company's dental products are also available to the individual market when purchased with the Company's MedOne® health insurance products. Approximately 70% of the Company's dental members have stand-alone plans.

Other Products

The Company augments its core business with a select line of products and services. Ancillary benefits available with the Company's plans include term life, short-term medical, short-term disability, accidental death and dependent life insurance. Voluntary term life insurance products may be elected by employees with no employer contribution requirements.

The Company also sells fully insured products to employers having in excess of 50 employees. These products have the same features as the Company's products sold to small employer groups. In addition, the Company offers self-funded benefit administration services for employers that want to assume a portion of the financial risk for their own health plans. In conjunction with the Company's benefit administration services, the Company offers excess loss insurance to cover catastrophic losses of self-funded plans. Additionally, the Company offers COBRA administration services to groups subject to regulations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

SALES AND MARKETING

The Company currently markets its products in 32 states and the District of Columbia. The Company's leading markets at December 31, 2003, based on medical membership, were Illinois, Michigan, Florida and Texas, each individually representing approximately 10% of the Company's total medical membership.

Product sales are conducted through approximately 30,000 licensed independent agents. During 2003, the Company continued to recruit quality agents to sell its products to support the Company's initiative to increase sales. Agents are paid commissions on premiums generated from new and renewal sales. The Company offers financial incentives and an extensive variety of customer service support to agents. To enhance its marketing approach for its small employer group products, the Company provides agents with a computer-based quoting tool that allows agents to rapidly calculate both employer and employee contribution rates for multiple plan designs.

The Company's primary distribution channel for its products is through its regional sales offices located throughout the United States. The sales offices are staffed by approximately 75 sales managers and representatives who manage the Company's relationship with independent agents. During 2003, the Company realigned and strengthened its sales operations and streamlined certain administrative operations to enhance agent support. Sales office staff provide product training to agents and support local agent efforts. The Company's home office also maintains a dedicated telephone support team to support and assist regional sales offices with sales of certain products, primarily dental products.

The Company also utilizes select general agents to sell custom, private label products for individuals and their families. These independent agents produce business through lead generation and independent sub-agents located throughout the Company's sales territory. The Company has a relationship with a general agent who, along with affiliated subagents, generated approximately 9% of the Company's premium revenue in 2003. The Company also contracts with six regional marketing centers that focus on sales of the Company's MedOne® products. Regional marketing centers are independent agencies employing broad-based, mass marketing techniques to sell health insurance to individuals and families. In addition, the Company markets, on a limited basis, a MedOne® health insurance product for individuals and their families over the Internet through several online insurance agencies.

COMPETITION

The market for the Company's insurance products is highly competitive. The major competition for the Company's products comes from national and regional firms. Many of the Company's competitors have larger membership in regional markets or greater financial resources. The small employer group and individual health insurance business is typically agency-controlled, highly price sensitive and put out for bid more frequently than larger group business. In addition, because most of the Company's products are marketed primarily through independent agencies, most of which represent more than one company, the Company experiences competition within each agency. The Company and other insurers in the small group health insurance market compete primarily on the basis of price, benefit plan design, strength of provider networks, quality of customer service, reputation and quality of agency relations.

PROVIDERS

The Company contracts with approximately 60 commercial preferred provider organization networks for its fully insured and self-funded product offerings. The networks include doctors, clinics, hospitals and other health care providers that provide medical services to the Company's members at negotiated fees. The networks recruit and maintain providers representing a wide variety of specialty areas. The Company also contracts with a national network of providers specializing in organ transplants. In addition, the Company contracts with national vendors to supply ancillary services and supplies (such as home health aids and services, rehabilitation services, specialty injectable supplies and services) primarily to members that choose non-network benefit products. The Company generally does not contract directly with health care providers.

In the third quarter of 2003, the Company sold its sole commercial PPO network subsidiary, AHP, which serviced approximately 13% of the Company's members at that time. Subject to the terms of the sale agreement, AHP will continue to provide network services to the Company for a minimum of five years.

The Company also contracts with an outside pharmacy benefit manager to provide prescription drug benefits to its members. The Company entered into a five-year pharmacy benefit management agreement that became effective January 1, 2003. This arrangement allows members to access their prescription benefits at thousands of retail outlets nationwide or through a mail-order service. The pharmacy benefit manager focuses on disease management efforts for certain conditions through patient education.

MEDICAL MANAGEMENT SERVICES AND COST CONTAINMENT

The Company utilizes a care management model that merges utilization review, pre-certification, concurrent review and retrospective review with discharge planning and case management. Under this model, patients with chronic, complex or costly conditions are assigned a care manager to assist the insured with coordination of care during the entire episode of care. This integrated model is designed to support physician-directed treatment plans, improve cost savings, promote quality of care for the Company's members and enhance member and provider satisfaction. The Company also reviews hospital admission and medical services for select medical conditions. Licensed physicians and nurse professionals provide clinical direction for the Company's medical management services. The Company's utilization review activities meet national standards and are accredited by American Accreditation HealthCare Commission, an organization that establishes standards for the health care industry.

Through its wholly owned subsidiary, Nurse Healthline, Inc., the Company provides its members with a toll-free 24 hours a day, 365 days a year, health information line staffed by registered nurses. Nurse Healthline uses a computerized algorithm-based system to provide members with information to assist them in gauging the relative severity of a problem and accessing appropriate health care. Nurse Healthline also offers a maternal wellness program designed to encourage expectant mothers to receive appropriate prenatal care, to provide them with educational materials and, if appropriate, to refer them to the Company's care management staff. In addition, Nurse Healthline has implemented a Heart Healthy Program that targets and supports members with heart conditions or who have had cardiac procedures.

The Company's subrogation department is responsible for investigating potential liability for injury claims to determine if other insurance coverage is available or considered primary. Claims are identified primarily through the use of a diagnosis code table built into the Company's claims processing computer system, and are investigated via the telephone to expedite the process. The majority of savings achieved are due to the identification of motor vehicle accidents, as well as work-related injuries and illnesses.

The Company's special investigation team reviews questionable claims submitted by providers and insureds for fraud and abuse. The Company is a corporate member of the National Healthcare Anti-Fraud Association. When appropriate, information is shared with the federal and state regulatory and law enforcement agencies. In addition, the Company pursues recoveries post-adjudication when fraud or misrepresentation has been established.

OPERATIONS AND INFORMATION TECHNOLOGY

The Company's core operational functions are supported by a single, custom-built, fully integrated management information system. The Company's current information system supports all operational functions, including underwriting, billing, enrollment, claims processing, customer service, agent licensing and compensation, utilization management, network analysis and sales reporting. The Company uses extensive personal computer-based network and software applications that are integrated with the Company's platform system. The Company has integrated software into its system with specific functionality for case management and for the repricing of claims in accordance with PPO contracts.

The Company continuously explores ways to upgrade and enhance its technology and software applications to meet business needs. To continue supporting business growth, operational efficiencies, service improvements and future administrative cost savings, the Company has undertaken an enterprise-wide information technology modernization project. The project involves the purchase of software applications and the utilization of internal and external technology and consulting resources to support most of the Company's major business processes. The design, development and implementation is scheduled to occur over the next few years. During 2003, the Company began implementing new software for certain administrative functions. The Company continues to enhance its systems to maintain compliance with regulations as well as new product functionality requirements.

CUSTOMER SERVICE

The Company provides members, employers, providers and agents with toll-free, customer service 24 hours a day, 365 days a year. Customer service representatives located at the Company's headquarters in Green Bay, Wisconsin, personally answer calls. The Company also offers customer self-service via the Internet where members can check the status of claims, order identification cards, update addresses and locate medical providers. In addition, the Company provides an Internet website for its independent sales agents. The website allows agents to check enrollment, view new business status, review all active and pending business, and access product materials, provider information and administrative forms.

REINSURANCE

The Company has entered into a variety of reinsurance arrangements under which it cedes business to other insurance companies through excess loss arrangements to control exposure arising from large claims. This reinsurance permits the Company to enhance its premium and asset growth while maintaining favorable risk-based capital ratios. All excess loss reinsurers with which the Company contracts are currently rated "A" (Excellent) or better by A.M. Best Company. The Company also cedes, on a quota share basis, 100% of the risk on certain life policies to a prior affiliate in exchange for a ceding commission. See the Company's Notes to Consolidated Financial Statements, Note 1, "Organization and Significant Accounting Policies - Reinsurance" for a summary of reinsurance ceded.

INVESTMENTS

The Company attempts to minimize its business risk through conservative investment policies. Investment guidelines set quality, concentration and return parameters. The Company invests in securities authorized by applicable state laws and regulations and follows investment policies designed to maximize yield, preserve principal, provide liquidity and add value relative to a market index. Individual fixed income issues must carry an investment grade rating at the time of purchase, with an ongoing average portfolio rating of "A-" or better, based on ratings of Standard & Poor's Corporation or another nationally recognized securities rating organization. At December 31, 2003, approximately 99% of the Company's investment portfolio was invested in debt securities with an average quality rating of "AA" as measured by Standard and Poor's Corporation, and the Company held no below investment grade securities. The Company's bond portfolio contains no investments in mortgage loans, nonpublicly traded securities, real estate held for investment or financial derivatives.

With the exception of short-term investments and securities on deposit with various state regulators, investment responsibilities have been delegated to external investment managers. Such investment responsibilities, however, must be carried out within the investment parameters established by the Company, which are amended from time to time. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Exposure" and the Company's Notes to Consolidated Financial Statements, Note 5, "Investments," for additional information on the Company's investments.

REGULATION

Government regulation of employee benefit plans, including health care coverage and health plans, is a changing area of law that varies from jurisdiction to jurisdiction and generally gives responsible state and federal administrative agencies broad discretion with respect to the regulation of health plans, health insurers and related entities. The Company strives to maintain compliance in all material respects with all federal and state regulations applicable to its current operations. To maintain such compliance, it may be necessary for the Company to make changes from time to time in the Company's services, products, structure or operations. Additional governmental regulation or future interpretation of existing regulations could increase the cost of the Company's compliance or otherwise affect the Company's operations, products, profitability or business prospects.

The Company is unable to predict what additional government regulations affecting its business may be enacted in the future or how existing or future regulations might be interpreted. Most jurisdictions have enacted small employer group insurance and rating reforms that generally limit the ability of insurers and health plans to use risk selection as a method of controlling costs for the small employer group business. These laws sometimes limit or eliminate use of pre-existing condition exclusions, use of health status in rating and use of industry codes in rating, and limit the amount of rate increases that can be given from year to year. Under these laws, cost control through provider contracting and managing care may become more important, and the Company believes its experience in these areas will allow it to compete effectively. The Company regularly monitors state and federal legislative and regulatory activity as it affects the Company's business.

Federal Insurance Regulation

In recent years, federal legislation significantly expanded federal regulation of small group health plans and health care coverage. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") places restrictions on the use of pre-existing conditions and eligibility restrictions based upon health status, prohibits cancellation of coverage due to claims experience or health status, and prohibits insurance companies from declining coverage to small employers.

HIPAA also established new requirements regarding the confidentiality and security of patient health information and standard formats for the electronic transmission of health care data, including code sets. Final privacy rules adopted in 2001 also required changes in the way health information is handled. In 2003, final HIPAA security rules were adopted that require the implementation, by April 2005, of a series of administrative, technical and physical security procedures to assure the confidentiality of electronic, personally-identifiable health information. In 2003, the Company continued to implement new procedures related to the transmission of health care information and to comply with the HIPAA privacy regulations and security rules. In recent years, the Company also has implemented procedures to comply with the privacy standards for personal information required by the Gramm-Leach-Bliley Act, and to comply with U. S. Department of Labor regulations that revised claims procedures for employee benefit plans governed by ERISA. The Department of Labor regulations govern the time frame for making benefit decisions for claims and appeals and for notification of claimants' rights under the regulations.

Congress has proposed numerous other health care reform measures in recent years. Congress is considering legislation to allow small employers to form association health plans that would be exempt from state insurance regulations, which might impact the risk profile of employers willing to purchase insurance from the Company. Additionally, with the growing number of uninsured Americans, there are proposals before Congress intending to create a national health benefits program with little, if any, role for private insurers. These legislative initiatives could affect various aspects of the Company's business. The Company is unable to predict when or whether such legislation or any additional federal proposals will be enacted or the effect of such developments on the Company's operations and financial condition.

State Insurance Regulation

The Company's insurance subsidiaries are subject to extensive regulation by various insurance regulatory bodies in each state in which the respective entities are licensed. This extensive supervisory power over insurance companies is designed to protect policyholders, rather than investors, and relates to:

- the licensing of insurance companies;
- the approval of forms and insurance policies used, and, in some cases, the rates charged in connection with those forms;
- the nature of, and limitation on, an insurance company's investments;
- policy administration and claim paying procedures;
- periodic examination of the operations of insurance companies;
- the form and content of annual financial statements and other reports required to be filed on the financial condition of insurance companies;
- capital adequacy; and
- transactions with affiliates and changes in control.

The Company's insurance subsidiaries are required to file periodic statutory financial statements in each jurisdiction in which they are licensed. In addition, dividends paid by the Company's insurance subsidiaries to the corporate parent may be limited by state insurance regulations. For additional information on dividend restrictions, see the Company's Notes to Consolidated Financial Statements, Note 10, "Shareholders' Equity—Restrictions on Dividends From Subsidiaries."

The National Association of Insurance Commissioners has adopted risk-based capital requirements for life and health insurers to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. State insurance regulators use the risk-based capital formula as an early warning tool to identify insurance companies that potentially are inadequately capitalized. At December 31, 2003, the Company's insurance subsidiaries had risk-based capital ratios substantially above the levels that would require action by the Company or a regulator.

On an ongoing basis, states consider various health care reform measures relating to mandated benefits, rating limitations, risk classification, prompt pay laws regulating the time in which insurers have to pay claims, universal health coverage or creation of single-payer plans, high risk pools, network management, administrative procedures and other matters. The Company is unable to predict when or whether such legislation or any additional state proposals will be enacted or the effect of such developments on the Company's operations and financial condition.

Insurance Holding Company Systems

The Company is an insurance holding company system under applicable state laws. As such, the Company and its insurance subsidiaries are subject to regulation under state insurance holding company laws and regulations in the states in which the insurance subsidiaries are domiciled. The insurance holding company laws and regulations generally require annual registration with the state departments of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Various notice and reporting requirements often apply to transactions between an insurer and its affiliated companies, depending on the size and nature of the transactions. Certain state insurance holding company laws and regulations also require prior regulatory approval or notice of certain material intercompany transactions. Direct or indirect acquisition of control of an insurance company requires the prior approval of state regulators in the insurer's state of domicile and sometimes other jurisdictions as well. Acquisition of a controlling interest of the Company's common stock would constitute an acquisition of a controlling interest in each of the Company's insurance subsidiaries. Under applicable state law, control is generally presumed to exist in any person who beneficially owns or controls greater than 10% of a company's shares.

Other State Regulations

Certain of the Company's subsidiaries are licensed as third party administrators. Regulations governing third party administrators, although differing greatly from state to state, generally contain requirements for administrative procedures, periodic reporting obligations and minimum financial requirements. Certain of the operations of the Company's subsidiaries are also subject to laws and/or regulations governing PPO, managed care and utilization review activities. PPO and managed care regulations generally contain requirements pertaining to grievance procedures, provider networks, provider contracting and reporting requirements that vary from state to state. Utilization review regulations generally require compliance with specific standards for the performance of utilization review services including confidentiality, staffing, appeals and reporting requirements. In some cases, the regulated PPO, managed care and utilization review activities are delegated by subsidiaries to a third party.

ERISA

The provision of goods and services to or through certain types of employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, as amended, which is commonly referred to as ERISA. ERISA is a complex set of laws and regulations that is subject to periodic interpretation by the United States Department of Labor and the Internal Revenue Service. ERISA governs how the Company's business units may do business with employers whose employee benefit plans are covered by ERISA, particularly employers who self fund benefit plans. There have been legislative attempts to limit ERISA's preemptive effect on state laws. If such limitations were to be enacted, they might increase the Company's liability exposure under state law-based suits relating to employee health benefits offered by the Company's health insurance plans and could permit greater state regulation of other aspects of those businesses' operations.

EMPLOYEES

As of December 31, 2003, the Company had 1,444 employees, 1,321 of which are located at its home office facility in Green Bay, Wisconsin. None of its employees is represented by a union.

TRADEMARKS

The Company has filed for and maintains various service marks, trademarks and trade names at the federal level and in various states. Although the Company considers its registered service marks, trademarks and trade names important, the business of the Company is not dependent on any individual service mark, trademark or trade name.

Item 2. Properties

The Company's headquarters are located in Green Bay, Wisconsin, in a 400,000 square foot office building owned by the Company and used by both of its business segments. The Company also leases property at approximately 25 locations throughout the United States primarily for its field sales offices.

Item 3. Legal Proceedings

A class action lawsuit was filed against two of the Company's wholly owned subsidiaries, American Medical Security, Inc. ("AMS") and United Wisconsin Life Insurance Company ("UWLIC") in the Circuit Court for Palm Beach County, Florida, by Evelyn Addison and others in February 2002 alleging that the Company failed to follow Florida law when in 1998 it discontinued writing certain health insurance policies and offered new policies to insureds. Plaintiffs claim that the Company wrongfully terminated coverage, improperly notified insureds of conversion rights and charged improper premiums for new coverage. Plaintiffs also allege that UWLIC's renewal rating methodology violated Florida law. In a judgment entered April 24, 2002, the Circuit Court Judge in the class action lawsuit found, among other things, that the policy issued by the Company outside Florida was not exempt from any Florida rating laws and ordered that the question of damages be tried before a jury at a later date. The earliest the Company expects the trial to be held is the second quarter of 2004. The Company believes its practices were in full compliance with Florida law and is vigorously defending itself in this lawsuit.

On March 10, 2004, AMS and UWLIC entered into a settlement agreement to certify and settle a class action lawsuit, Gadson vs. AMS, et al. ("Gadson"), pending in the Circuit Court of Montgomery County, Alabama. The lawsuit was filed in 2001 and involves issues relating to the rating methodology formerly used by the Company for group health benefit plans marketed to individuals in Alabama and Georgia. If the settlement receives final approval of the Court, all claims of participating class members would be dismissed in exchange for consideration from the Company valued at approximately $9 million. The Company believes it is adequately reserved for the cost of the settlement, including related attorneys' fees. It also believes a portion of the cost of settlement should be covered by insurance. Any potential insurance recovery is not reflected as an asset on the Company's balance sheet. The Company expects final approval or disapproval of the settlement by the Circuit Court in the third quarter of 2004.

The Company's subsidiaries, AMS and UWLIC, are defendants in a number of lawsuits in various states, primarily Alabama, alleging misrepresentation of the rating methodology used by the Company with respect to certain MedOne® products purchased by the plaintiffs. These lawsuits commonly seek unspecified damages for misrepresentation and emotional distress in addition to punitive damages. Some of these cases involve multiple plaintiffs. The cases are in various stages of litigation. The Company believes that these lawsuits are unfounded because the Company properly disclosed the nature of the products sold. The Company also believes the subject matter of the lawsuits falls under the primary jurisdiction of state insurance departments. The Company is vigorously defending itself in these actions. If the class action settlement in Gadson receives final approval, future lawsuits of this nature should be barred in Alabama and Georgia, except with respect to lawsuits brought by persons who opt out of the class settlement.

The Company is involved in various other legal and regulatory actions occurring in the normal course of business. Based on current information, including consultation with outside counsel, management believes any ultimate liability in excess of amounts reserved that may arise from the above-mentioned and all other legal and regulatory actions would not have a material adverse effect on the Company's consolidated financial position or results of operations. However, management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow of a future period.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2003.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company, who are elected for one year terms, are as follows:

Name	Age	Title
Samuel V. Miller	58	Chairman of the Board, President and Chief Executive Officer
John R. Lombardi	55	Executive Vice President, Chief Financial Officer and Treasurer
James C. Modaff	46	Executive Vice President and Chief Actuary
Thomas G. Zielinski	56	Executive Vice President, Operations
Timothy J. Moore	52	Senior Vice President of Corporate Affairs, General Counsel and Secretary
Timothy F. O'Keefe	49	Senior Vice President and Chief Marketing Officer
Clifford A. Bowers	52	Vice President, Corporate Communications
John R. Wirch	50	Vice President, Human Resources

Samuel V. Miller has been Chairman of the Board, President and Chief Executive Officer of the Company since September 1998. Prior to that time, he was an Executive Vice President of the Company since December 1995. During 1994 and 1995, Mr. Miller was a member of the executive staff planning group with the Travelers Group, serving as Chairman and Group Chief Executive of National Benefit Insurance Company and Primerica Financial Services Ltd. of Canada. Prior to 1994, Mr. Miller spent 10 years as President and Chief Executive Officer of American Express Life Assurance Company.

John R. Lombardi has been Executive Vice President, Chief Financial Officer and Treasurer of the Company since April 2003. Prior to joining the Company, he was Executive Director and Chief Operating Officer of Nelson Mullins Riley & Scarborough, a regional law firm from 2000 to 2002. From 1998 to 2000, he was Senior Vice President of MedPartners, Inc. (n/k/a Caremark Rx, Inc.), a pharmaceutical service company, and Chief Financial Officer of one of its largest divisions. Prior to that time, he spent seven years as a Regional Chief Financial Officer with Aetna Inc. and 11 years in various officer positions with Cigna Corporation.

James C. Modaff has been Executive Vice President and Chief Actuary of the Company since August 1999. Prior to joining the Company, he was a principal of Milliman & Robertson, Inc. (a national actuarial and consulting firm) for the majority of his 14-year career with the firm.

Thomas G. Zielinski has been Executive Vice President of Operations of the Company since August 1999. Prior to joining the Company, he was a Vice President of Humana, Inc. (a health services company) where he served as Executive Director of the Wisconsin Service Center of Humana, Inc. and in various other capacities, including Vice President, with a predecessor company of Humana, Inc. since 1981.

Timothy J. Moore has been Senior Vice President of Corporate Affairs, General Counsel and Secretary of the Company since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since March 1997. Prior to that time, Mr. Moore was a partner with the national law firm of Katten Muchin & Zavis, practicing at the firm from 1987 to 1997.

Timothy F. O'Keefe has been Senior Vice President and Chief Marketing Officer of the Company since January 2002. Prior to joining the Company, he was President of the Major Medical Division of Conseco, Inc.'s insurance operations, having served in other senior management positions from 1997 until he became President in 1998. From 1991 to 1997 he held various positions, including Chief Marketing Officer, with various subsidiaries of Pioneer Financial Services.

Clifford A. Bowers has been Vice President of Corporate Communications of the Company since September 1998. He also served in that capacity with American Medical Security, Inc. since October 1997. From 1988 to 1997, Mr. Bowers was Director of Communications with Fort Howard Corporation (a paper manufacturer). Prior to that time, Mr. Bowers held management positions with Tenneco, Manville and Brunswick corporations.

John R. Wirch has been Vice President of Human Resources of the Company since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since February 1996. Prior to that time, Mr. Wirch was Vice President of Human Resources for Little Rapids Corporation (a manufacturer of specialty papers) from 1993 to 1996, having served as Director of Human Resources of Little Rapids Corporation from 1980 to 1993.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of the Company is traded on the New York Stock Exchange ("NYSE") under the symbol "AMZ". The following table sets forth the per share high and low sales prices for the common stock as reported on the NYSE.

	2003		2002	
	Share Price		Share Price	
	High	Low	High	Low
Quarter Ended:				
March 31	$ 14.91	$ 12.21	$ 18.15	$ 11.00
June 30	19.76	13.32	24.09	15.45
September 30	22.50	19.11	23.98	11.41
December 31	23.21	20.38	14.85	10.80

The Company did not pay any cash dividends during the periods indicated above and is prohibited from declaring or paying any future cash dividends by debt covenant restrictions on the Company's line of credit agreement. In addition, dividends paid by the Company's insurance subsidiaries to the corporate parent may be limited by state insurance regulations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a detailed discussion of insurance subsidiary dividend limitations.

As of February 29, 2004, there were 200 shareholders of record of common stock. Based on information obtained from the Company's transfer agent and from participants in security position listings and otherwise, the Company has reason to believe there are approximately 3,200 beneficial owners of shares of common stock.

Item 6. Selected Financial Data

The following selected financial data as of and for the years ended December 31, 1999 through 2003 has been derived from the Company's consolidated financial statements. The following data should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of and for the years ended December 31,				
(Thousands, except per share data)	2003	2002(a)	2001	2000	1999
STATEMENT OF OPERATIONS DATA:					
REVENUES					
Insurance premiums	$712,418	$754,460	$838,672	$951,071	$1,056,107
Total revenues	743,716	786,310	872,973	986,222	1,092,843
EXPENSES					
Medical and other benefits	478,497	508,670	603,220	726,298	843,068
Total expenses	697,937	748,079	861,841	979,964	1,132,415
Income (loss) from continuing operations, before income taxes	45,779	38,231	11,132	6,258	(39,572)
Income tax expense (benefit)	17,201	15,082	6,460	3,504	(13,265)
Income (loss) from continuing operations	28,578	23,149	4,672	2,754	(26,307)
Income (loss) from discontinued operations	732	(663)	(497)	(85)	361
Cumulative effect of a change in accounting principle	-	(60,098)	-	-	-
Net income (loss)	$ 29,310	$(37,612)	$ 4,175	$ 2,669	$(25,946)
PER SHARE DATA:					
Income (loss) from continuing operations per share:					
Basic	$ 2.15	$ 1.77	$ 0.33	$ 0.18	$ (1.60)
Diluted	$ 2.03	$ 1.67	$ 0.33	$ 0.18	$ (1.60)
Weighted average common shares outstanding:					
Basic	13,270	13,047	14,049	14,899	16,470
Diluted	14,100	13,835	14,228	15,049	16,470
Cash dividends per common share	$ -	$ -	$ -	$ -	$ -
OTHER DATA:					
Cash and investments	$324,367	$314,056	$300,253	$284,982	$293,539
Total assets	444,087	428,940	473,015	471,923	503,094
Notes payable	30,158	33,858	40,058	41,258	42,523
Total shareholders' equity	217,824	182,750	229,400	221,177	220,280
Cash flow from operating activities	20,126	35,175	17,590	(3,159)	26,428

(a) During 2002, the Company changed its method of accounting for goodwill and other intangible assets. See the Company's Notes to Consolidated Financial Statements, Note 2, "Adopted Accounting Standard" for a comprehensive discussion of the impact of the accounting standard.

Note: All prior periods have been restated for discontinued operations resulting from the 2003 sale of Accountable Health Plans of America, Inc.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

American Medical Security Group, Inc., through its subsidiary companies (the "Company"), is a provider of individual and small employer group insurance products. The Company's principal product offerings are medical insurance for small employer groups and medical insurance marketed to individuals and their families ("MedOne®"). The Company also offers dental, life, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. The Company has two reportable segments: health insurance products (which accounted for approximately 98% of the Company's total premium revenues in 2003 and 2002) and life insurance products. The Company markets its products in 32 states and the District of Columbia through independent agents. The Company has approximately 75 sales managers and representatives located in sales offices throughout the United States to support the independent agents. The Company's products generally provide discounts to members that utilize preferred provider organizations with which the Company contracts.

SUMMARY OF 2003 RESULTS

The Company reported income from continuing operations of $28.6 million or $2.03 per diluted share for the twelve months ended December 31, 2003. This compares to income from continuing operations of $23.1 million or $1.67 per diluted share for 2002. The results for 2003 include net realized gains from the sale of investment securities of $1.2 million (after-tax) or $0.08 per diluted share. The improvement in profitability from the prior year resulted from the Company's continued efforts to effectively manage administrative expenses and claims costs. The Company's health segment expense ratio improved considerably in 2003, compared to the prior year, due to a focused effort to control administrative costs during a period of declining revenues. The Company's health segment loss ratio also improved from the prior year as a result of disciplined pricing, a cost-effective product portfolio and a strategic focus on markets with the greatest prospects for profitability and future growth.

Throughout 2003, management's primary focus was on membership and revenue growth, while maintaining the Company's positive trend in profitability. Over the past several years, the Company experienced declining revenues and membership resulting primarily from the Company's exit from unprofitable markets and discontinuance of unprofitable products. In addition, the Company's growth objectives have been hindered by a troubled economy, coupled with rapidly rising health care costs. Total revenues were $743.7 million, $786.3 million and $873.0 million in 2003, 2002 and 2001, respectively. To help mitigate the impact of rising health care costs, the Company has refined its product offerings, so that insurance consumers have a greater financial stake in their health care decisions. The Company's products offer more affordable premiums in exchange for higher deductibles and copayments, which has also contributed to the Company's decline in revenues.

In a continued effort to improve new member enrollment and revenue, the Company rolled out new products and marketing campaigns during 2003 designed to be responsive to the changing needs of today's insurance consumers. In addition, the Company strengthened its distribution system by aligning its resources in markets with the greatest prospects for profitable growth and by providing sales agents with additional tools and support necessary to successfully market the Company's products. Customer service-related actions were also taken to improve retention of the Company's existing membership.

Although the expected positive results of these actions on revenue and membership have been tempered somewhat by an economy that is slow to recover, the Company has experienced recent trends that indicate the growth initiatives may be starting to take hold. During 2003, new medical member enrollment improved each quarter while termination rates on existing membership declined. As a result, the Company reported improved membership and revenue during the fourth quarter of 2003 compared to the previous quarter.

DISCONTINUED OPERATIONS

During the third quarter of 2003, the Company sold all of the outstanding common shares of its preferred provider organization network subsidiary, Accountable Health Plans of America, Inc. ("AHP") for $3.5 million. AHP contracted with more than 900 hospitals and 100,000 physicians in eight primary states: Arizona, Florida, Iowa, Nebraska, North Dakota, South Dakota, Texas and Wisconsin. Subject to the terms of the agreement, AHP will continue to provide network services to the Company for a minimum of five years. At the time of the sale, AHP served approximately 13% of the Company's members. Including the gain on the sale, income from discontinued operations was $0.7 million or $0.05 per diluted share for the twelve months ended December 31, 2003. The Company incurred a loss from discontinued operations of $0.7 million or $0.05 per diluted share in 2002 and a loss of $0.5 million or $0.04 per diluted share in 2001. All prior periods presented have been restated to exclude the results of discontinued operations and the amounts referred to in the foregoing and remainder of this discussion reflect the results of the Company's continuing operations.

COMPARISON OF RESULTS OF OPERATIONS

Years ended December 31, 2003 and 2002

Insurance premium revenues decreased 5.6% to $712.4 million in 2003 from $754.5 million in 2002. Premium revenues decreased as a result of the Company's membership decline. Total health membership, which includes medical and dental members declined to 547,000 at the end of 2003 compared with 571,000 at the end of 2002. Partially offsetting the membership decline was the effect of rising premium rates on the continuing block of business. After the effect of buydowns in coverage and terminations, average fully insured medical premium per month for 2003 increased approximately 7% compared with 2002.

The health segment loss ratio remained relatively stable, improving 20 basis points to 67.9% for 2003 compared to 68.1% for 2002. The health segment loss ratio is impacted by a variety of factors including claim cost trends, product pricing and the cost of litigation. The life segment, which represents less than 2% of the Company's premium revenue, experienced a favorable loss ratio at 23.6% for 2003 compared with 29.1% for 2002.

Net investment income decreased to $13.5 million in 2003 from $15.0 million in 2002. The decrease resulted mainly from a decrease in the annual investment yield. The annual investment yield was 4.8% for 2003 compared to 5.5% for the prior year. During 2003, the Company realized $1.9 million of net pre-tax gains on the sale of investment securities. Net realized gains in the prior year were minimal.

Other revenue, which primarily consists of administrative fee income from claim processing on self funded business and other administrative services, decreased to $15.9 million in 2003 from $16.8 million in 2002. The decrease resulted from the decrease in membership in 2003 compared to 2002.

The expense ratio includes commissions, general and administrative expenses, premium taxes and assessments less other revenues. The health segment expense ratio improved to 27.5% in 2003 from 28.2% in 2002. The decrease from the prior year resulted from administrative cost containment actions taken in 2003 in a continued effort to keep costs in line with revenues. A lower number of employees in 2003 resulted in reduced compensation and related costs. Lower commissions also contributed to the improved health segment expense ratio.

The effective tax rate for 2003 was 37.6% compared to 39.4% for 2002. The effective tax rate in 2002 was higher due to the effect of non-deductible stock issuance expenditures incurred in 2002 and the effect of other permanent adjustments. The Company had deferred tax assets recorded, net of valuation allowances, of $2.4 million related to state net operating loss carryforwards at December 31, 2003, compared to $3.3 million at December 31, 2002. State net operating loss carryforwards begin to expire in 2008. Management believes that the deferred tax assets will be realized primarily through future taxable income and specified tax planning strategies.

Years ended December 31, 2002 and 2001

Insurance premium revenues decreased 10.0% to $754.5 million in 2002 from $838.7 million in 2001. Premium revenues decreased as a result of the Company's membership decline. Total medical and dental membership declined to 571,000 at the end of 2002 compared with 637,000 at the end of 2001. In addition, premium revenue was also impacted by the Company's change in its product mix. The MedOne® business, which became a larger percentage of the Company's total business in 2002, has a smaller premium per member compared with the small group business, which was declining in the period. Partially offsetting the membership decline was the effect of rising premium rates on the continuing block of business. After the effect of buydowns in coverage and terminations, average fully insured medical premium per month for 2002 increased 11% compared with 2001.

The health segment loss ratio improved 470 basis points to 68.1% for 2002 compared to 72.8% for 2001. The improvement in the health loss ratio was due in part to improved performance on the Company's small group business resulting from repricing efforts. In 2002, average premiums per member per month increased at a higher rate than average claims costs per member resulting in a lower loss ratio. The health loss ratio also benefited, to a lesser degree, from the change in product mix to a larger percentage of MedOne® business, which has a lower loss ratio. During 2002, the Company increased its reserves for litigation, which are included in medical and other benefits payable. This increase was offset by favorable claims experience on 2001 reserves during 2002. The life segment, which represented less than 2% of the Company's premium revenues in 2002, experienced a favorable loss ratio at 29.1% for 2002 compared with 36.4% for 2001.

Net investment income decreased to $15.0 million in 2002 from $17.4 million in 2001. The decrease resulted mainly from a decrease in the annual investment yield. The annual investment yield was 5.5% for 2002 compared to 6.4% for the prior year.

Other revenue, which primarily consists of administrative fee income from claim processing on self funded business and other administrative services, decreased to $16.8 million in 2002 from $17.6 million in 2001. The decrease resulted from the decrease in membership during 2002.

The expense ratio includes commissions, general and administrative expenses, premium taxes and assessments less other revenues. The health segment expense ratio increased to 28.2% in 2002 from 27.5% in 2001. The increase from the prior year largely reflected the decrease in premium volume in 2002 compared to 2001. The change in the Company's product mix also contributed to the increase in the health segment expense ratio. MedOne® business has higher agent commissions and issue costs than small group products, but lower claim costs.

Interest expense on the outstanding balance of the Company's debt decreased to $1.8 million in 2002 from $2.9 million in 2001. The decrease in interest expense is largely due to a reduction in the amount of debt outstanding from $40.1 million at the end of 2001 to $33.9 million at the end of 2002. In addition, the interest rate charged on the outstanding balance on the Company's line of credit agreement is tied to the short-term borrowing rate, which declined throughout most of 2002.

Amortization of goodwill and other intangible assets was $0.7 million for 2002 compared to $3.6 million for the prior year. Effective January 1, 2002, the Company applied new accounting rules for goodwill and other intangible assets. See the Company's Notes to Consolidated Financial Statements, Note 2, "Adopted Accounting Standard" for a comprehensive discussion of the impact of this accounting standard.

The effective tax rate for 2002 was 39.4% compared to 58.0% for 2001. The change in the effective tax rate related to the elimination of amortization of goodwill in 2002 and the effect of other permanent items.

ADOPTED ACCOUNTING STANDARD

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement 142"). Statement 142 impacts the Company in two ways. First, goodwill is no longer amortized. Second, goodwill was subject to an initial impairment test in accordance with Statement 142, and the remaining balance of goodwill is subject to continuing impairment testing on an annual basis and between annual tests if an event occurs or circumstances change indicating a possible goodwill impairment. As a result of this initial impairment test, the Company recognized a non-cash goodwill impairment charge of $60.1 million. The impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The impairment charge had no impact on cash flows or the statutory-basis capital and surplus of the Company's insurance subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has identified the following items that represent the Company's most sensitive and subjective accounting estimates that have or could have a material impact on the Company's financial statements. These estimates required management to make assumptions about matters that are highly uncertain at the time the estimates are made. Changes to these estimates occur from period to period and may have a material impact on the Company's financial statements. Management has discussed the development, selection and disclosure of these estimates with the Company's audit committee.

Liabilities for Unpaid Claims

The Company recognizes claim costs in the period the service was provided to its members. However, claim costs incurred in a particular period are not known with certainty until after the Company receives, processes and pays the claim. The receipt and payment date of claims may lag significantly from the date the service was provided. Consequently, the Company must estimate its liabilities for claims that are incurred but not yet paid.

Liabilities for unpaid claims are based on an estimation process that is complex and uses information obtained from both company specific and industry data, as well as general economic information. These estimates are developed using actuarial methods based upon historical data for payment patterns, medical inflation, product mix, seasonality, utilization of health care services and other relevant factors. The amount recorded for unpaid claims liabilities is sensitive to judgments and assumptions made in the estimation process. The most significant assumptions used in the estimation process include determining utilization and inflation trends, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of claims submission patterns from providers, changes in the Company's speed of processing claims and expected costs to settle unpaid claims.

Actual conditions could differ from those assumed in the estimation process. Due to the uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in the Company's statement of operations for a particular period under different conditions or using different assumptions. As is common in the health insurance industry, the Company believes that actual results may vary within a reasonable range of possible outcomes. Management believes that the Company's reasonable range of actual outcomes may vary up to 10% to 15% of the total liabilities for unpaid claims recorded at the end of a period.

Management believes that the recorded liabilities for unpaid claims at December 31, 2003 is in the higher end of a reasonable range of outcomes. Management closely monitors and evaluates developments and emerging trends in claims costs to determine the reasonableness of judgments made. A retrospective test is performed on prior period claims liabilities and, as adjustments to the liabilities become necessary, the adjustments are reflected in current operations. Management believes that the amount of medical and other benefits payable is adequate to cover the Company's liabilities for unpaid claims as of December 31, 2003.

Liabilities for Litigation

The Company is involved in various legal and regulatory actions. Such actions typically arise in the ordinary course of the Company's business as an insurer and involve disputes relating to insurance policies or certificates including policy coverage and benefits, premium rating methodology or misrepresentations, agent and employment related issues, regulatory compliance and market conduct, contractual relationships and other matters. These disputes are typically resolved by settlement, dismissal or upon a decision rendered by a judge, jury, arbitration panel or regulatory official.

In determining the amount to be recorded as a litigation reserve, judgments are generally made by management on a case-by-case basis based on the facts and the merits of the case, advice from outside legal counsel, the general litigation and regulatory environment of the originating state, the Company's past experience with outcomes of cases in a particular jurisdiction, historical results of similar cases and other relevant factors. Management closely monitors and evaluates developments and emerging facts of each case to determine the reasonableness of the judgments and assumptions on which litigation reserves are based. Such assumptions relate to matters that are highly uncertain. Estimates could be made based on other reasonable assumptions or judgments that would differ materially from those estimates recorded. Management's evaluation of the likely outcome of these actions and the resulting estimate of the potential liability are subject to periodic adjustments, which may have a material impact on the Company's financial condition and results of operations of a future period.

Management believes that legal matters relating to the Company's rating practices involve significantly more variability than the Company's other legal matters. Inherent uncertainties surround legal proceedings and actual results could differ materially from those assumed in estimating the liabilities. The possibility exists that a decision could be rendered against the Company, and in some circumstances, include punitive or other damage awards in excess of amounts reserved, which may have a material impact on the Company's financial condition, results of operations or cash flow of a future period. See Item 3, "Legal Proceedings" for a detailed discussion of the Company's material pending litigation.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of cash flow consist primarily of insurance premiums, administrative fee revenue and investment income. The primary uses of cash include payments of medical and other benefits and selling, general and administrative expenses. Positive cash flows are invested pending future payments of medical and other benefits and other operating expenses. The Company's investment policies are structured to provide sufficient liquidity to meet anticipated payment obligations. At December 31, 2003 and 2002, the Company had cash on deposit of $5.7 million and $6.1 million, respectively related to self funded employer group policies.

The Company's cash provided by operations was $20.1 million for 2003 and $35.2 million for 2002. At the end of 2002, the Company received a $7.5 million payment related to a pharmacy benefit management agreement. Also contributing to the lower level of operating cash flow in 2003 were prepaid maintenance fees related to the Company's technology modernization initiatives and a higher level of annual employee compensation payments.

The Company maintains a revolving bank line of credit agreement with a maximum available facility of $50.0 million. At December 31, 2003, the outstanding balance of advances under the credit agreement was $30.2 million. The credit agreement requires a lump-sum payment of the outstanding balance at the end of 2005. The credit agreement contains customary covenants which, among other matters, require the Company to achieve certain minimum financial results, prohibit the Company from paying future cash dividends and restrict or limit the Company's ability to incur additional debt and dispose of assets outside the ordinary course of business. The Company was in compliance with all such covenants at December 31, 2003. The Company's obligations under the credit agreement are guaranteed by its subsidiary, American Medical Security Holdings, Inc. ("AMS Holdings"), and secured by pledges of stock of AMS Holdings and United Wisconsin Life Insurance Company, the Company's principal insurance subsidiary.

In an effort to continue supporting business growth, operational efficiency, service improvements and future administrative cost savings, the Company's management approved a plan to invest in an enterprise-wide information technology modernization project. The project involves the purchase of software applications and the utilization of internal and external technology and consulting resources to support most of the Company's major business processes. The design and development of the software applications began during the first quarter of 2003, with a phased implementation scheduled over the next few years. In 2002 and 2001, the Company's total capital expenditures averaged approximately $6.7 million per year. As a result of the information technology modernization project, total capital expenditures in 2003 increased to approximately $12.0 million. Management believes that the Company's existing working capital and operating cash flow will be sufficient to fund the Company's anticipated future capital expenditures related to this project.

In January 2003, the Company's Board of Directors approved a share repurchase program, which provides the Company with the authority to repurchase up to $10.0 million of its outstanding common shares. The plan allows the Company to buy back its shares, from time to time, in open market or privately negotiated transactions, subject to price and market conditions. During 2003, the Company purchased 87,900 shares of its common stock at an average market price of $15.44 per share, and at an aggregate cost of $1.4 million. The share repurchase program will continue to be supported through existing funds and future cash flow.

Dividends paid by the insurance subsidiaries to the corporate parent may be limited by state insurance regulations. The insurance regulator in the insurer's state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior 12 months, exceeds the regulatory maximum, computed as the lesser of 10% of statutory capital and surplus or total statutory net gain from operations as of the end of the preceding calendar year. During 2003, regulatory approval was obtained and dividends paid to the parent company by an insurance subsidiary were $2.0 million in January 2003 and $11.0 million in December 2003. Based upon the financial statements of the Company's insurance subsidiaries as of December 31, 2003, as filed with the insurance regulators, the amount available for dividend without regulatory approval is $6.3 million until December 2004, when a dividend of $17.3 million can be paid without regulatory approval.

The National Association of Insurance Commissioners has adopted risk-based capital ("RBC") standards for life and health insurers designed to evaluate the adequacy of statutory capital and surplus in relation to various business risks faced by such insurers. The RBC formula is used by state insurance regulators as an early warning tool to identify insurance companies that potentially are inadequately capitalized. At December 31, 2003, each of the Company's insurance subsidiaries had RBC ratios substantially above the levels that would require Company or regulatory action.

The Company does not expect to pay any cash dividends in the foreseeable future and intends to employ its earnings in the continued development of its business. The Company's future dividend policy will depend on its earnings, capital requirements, debt covenant restrictions, financial condition and other factors considered relevant by the Company's Board of Directors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of December 31, 2003.

CONTRACTUAL OBLIGATIONS

Future payments due on the Company's contractual obligations as of December 31, 2003 are as follows:

	Payments Due by Period				
(Millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Line of credit agreement	$ 32.2	$ 0.9	$ 31.3	$ -	$ -
Operating leases	6.4	3.1	3.2	0.1	-
Purchase obligations	5.0	3.7	1.3	-	-
Total	$ 43.6	$ 7.7	$ 35.8	$ 0.1	$ -

In addition to the contractual obligations discussed above, the Company has a variety of other contractual agreements related to acquiring materials and services used in its operations. However, management believes these other agreements do not contain material non-cancelable commitments.

MARKET RISK EXPOSURE

The primary investment objective of the Company is to maximize investment income while minimizing risks and preserving principal. The Company uses outside investment managers to manage its investment portfolio within the Company's investment guidelines. The Company seeks to meet its investment objectives through diversity of coupon rates, liquidity, investment type, industry, issuer, duration and geographic location. The Company manages credit risk by seeking to maintain high average quality ratings and by limiting investments in equity securities. At December 31, 2003, approximately 99% of the Company's total investment portfolio was invested in debt securities. The bond portfolio had an average quality rating of "AA" at December 31, 2003 and 2002, as measured by Standard & Poor's Corporation, and the Company held no below investment grade securities at December 31, 2003.

Almost the entire portfolio was classified as available for sale. At December 31, 2003 and 2002, the net unrealized gain on available for sale securities was $6.1 million and $7.6 million, respectively. The Company had no investments in mortgage loans, nonpublicly traded securities, real estate held for investment or financial derivatives.

The primary market risk affecting the Company is interest rate risk. Assuming an immediate increase of 100 basis points in interest rates, the net hypothetical decline in fair value of shareholders' equity is estimated to be $7.1 million after tax at December 31, 2003. This amount represents approximately 3% of the Company's shareholders' equity.

At December 31, 2003, the fair value of the Company's outstanding balance of advances under the credit agreement approximated the carrying value. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical 1% decrease in the Company's weighted average short-term borrowing rate at December 31, 2003, and the resulting fair value was not materially different from the year-end carrying value.

INFLATION

Health care costs have been rising and are expected to continue to rise at a rate that exceeds the consumer price index. The Company's product pricing and features are designed to reduce the adverse effect of medical cost inflation on its operations. In addition, the Company uses its underwriting and medical management capabilities to help control inflation in health care costs. However, there can be no assurance that the Company's efforts will fully offset the impact of inflation or that premium revenue increases will equal or exceed increasing health care costs.

CAUTIONARY FACTORS

This report and other documents or oral presentations prepared or delivered by and on behalf of the Company contain or may contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements based upon management's expectations at the time such statements are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on the forward-looking statements. When used in written documents or oral presentations, the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could impact the Company's business and financial prospects include, but are not limited to, those discussed below and those discussed from time to time in the Company's various filings with the Securities and Exchange Commission or in other publicly disseminated written documents:

Medical Claims and Health Care Costs. If the Company is unable to accurately estimate medical claims and control health care costs, its results of operations may be materially adversely affected.

The Company estimates the costs of its future medical claims and other expenses using actuarial methods based upon historical data, medical inflation, product mix, seasonality, utilization of health care services and other relevant factors. The Company establishes premiums based on these methods. The premiums the Company charges its customers generally are fixed for one-year periods, and therefore, costs the Company incurs in excess of its medical claim projections generally are not recovered in the contract year through higher premiums. Certain factors may and often do cause actual health care costs to vary from what the Company estimated and reflected in premiums. These factors may include, but not be limited to: (1) an increase in the rates charged by providers of health care services and supplies, including pharmaceuticals; (2) higher than expected use of health care services by members; (3) the occurrence of bioterrorism, catastrophes or epidemics; (4) changes in the demographics of members and medical trends affecting them; and (5) new mandated benefits or other regulatory changes that increase the Company's costs. The occurrence of any of these factors, which are beyond the Company's control, could result in a material adverse effect on its business, financial condition and results of operations.

Government Regulations. The Company conducts business in a heavily regulated industry, and changes in government regulation could increase the costs of compliance or cause the Company to discontinue marketing its products in certain states.

The Company's business is extensively regulated by federal and state authorities. Some of the new federal and state regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, relating to health care reform require the Company to implement changes in its programs and systems in order to maintain compliance. The Company has incurred significant expenditures as a result of HIPAA regulations and expects to continue to incur expenditures as various regulations become effective.

The Company is subject to periodic changes in state laws and regulations regarding the selection and pricing of risks and other matters. New regulations regarding these issues could increase the Company's costs and decrease its premiums. The Company has in the past decided, and may in the future decide, to discontinue marketing its products in states that have enacted, or are considering, various health care reform regulations that would impair the Company's ability to market its products profitably.

Federal and state legislatures also are considering health care reform measures which may result in higher health insurance costs. Congress is considering legislation allowing small employers to form association health plans, exempt from state insurance regulations, which may impact the risk profile of employers willing to purchase insurance from the Company. In addition, the implementation of "prompt pay" laws, whereby a claim must be paid in a certain number of days regardless of whether it is a valid claim or not, subject to a right of recovery, may have a negative effect on the Company's results of operations.

Regulatory Compliance. The Company's failure to comply with new or existing government regulation could subject it to significant fines and penalties.

The Company's efforts to measure, monitor and adjust its business practices to comply with the law are ongoing. Failure to comply with enacted regulations, including the laws mentioned above, could require the Company to pay refunds or result in significant fines, penalties, or the loss of one or more of its licenses. From time to time the Company is subject to inquiries related to its activities and practices in states in which it operates. The Company has been subject to regulatory penalties, assessments and restitution orders in a number of states. Furthermore, federal and state laws and regulations continue to evolve. The costs of compliance may cause the Company to change its operations significantly, or adversely impact the health care provider networks with which the Company does business, which may adversely affect its business and results of operations.

Litigation. The Company is subject to class actions and other forms of litigation in the ordinary course of its business, including litigation based on new or evolving legal theories, which could result in significant liabilities and costs.

For example, a Florida Circuit Court has found the Company liable for damages in a class action lawsuit in Florida. The earliest the Company expects the trial to be held to determine damages is the second quarter of 2004. Further, the Company is involved in a number of lawsuits in various states that allege misrepresentation by the Company of its renewal rating methodology. For additional information, see Part I, Item 3, "Legal Proceedings."

The nature of the Company's business subjects it to a variety of legal actions and claims relating but not limited to the following: (1) denial of health care benefits; (2) disputes over rating methodology and practices or termination of coverage; (3) disputes with agents over compensation or other matters; (4) disputes related to claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements; (5) disputes related to managed care or cost containment activities, (6) disputes over co-payment calculations; and (7) customer audits of compliance with the Company's plan obligations.

The Company cannot predict with certainty the outcome of lawsuits against the Company or the potential costs involved.

Competition. Competition in the Company's industry may limit its ability to attract new members or to maintain its existing membership in force.

The Company operates in a highly competitive environment. The Company competes primarily on the basis of price, benefit plan design, strength of provider networks, quality of customer service, reputation and quality of agent relations. The Company competes for members with other health insurance providers and managed care companies, many of whom have larger membership in regional markets and greater financial resources. The Company cannot provide assurance that it will be able to compete effectively in this industry. As a result, the Company may be unable to attract new members or maintain its existing membership and its revenues may be adversely affected.

Business Growth Strategy. The Company's future operating performance is largely dependent on its ability to execute its growth strategy.

The Company has experienced a decline in membership over the last several years as part of its strategy to improve profitability and exit certain markets. The Company's challenge is to increase the number of individuals and small employer groups purchasing its products and services while encouraging its current membership to retain their business relationship with the Company. Also impacting the Company's growth prospects is the affordability of health insurance premiums as health care costs rise, as well as the downsizing or restrained hiring among small employers as a result of economic uncertainty. If the Company initiatives are not successful and the Company does not meet its growth goals, the Company's future operating performance may be adversely affected.

Information Systems. A failure of the Company's information system could adversely affect its business.

Information processing is critical to the Company's business. The Company depends on its information system for timely and accurate information. The Company's failure to maintain an effective and efficient information system or disruptions in its information system could cause disruptions in its business operations, including any of the following: (1) failure to comply with prompt pay laws; (2) loss of existing members; (3) difficulty in attracting new members; (4) disputes with members, providers and agents; (5) regulatory problems; (6) increases in administrative expenses; and (7) other adverse consequences.

The Company is investing in an enterprise-wide information technology modernization project involving the purchase of software applications to support most of the Company's major processes. The design and development of the software applications began in early 2003, with a phased implementation scheduled over the next few years. Although the Company is taking measures to safeguard against disruptions to its information systems during this process, it cannot provide assurance that disruptions will not occur or that the project will be successfully implemented or implemented on schedule.

Independent Agent Relationships. The Company depends on the services of non-exclusive independent agents and brokers to market its products to potential customers. These agents and brokers frequently market the health insurance products of competitors as well as the Company's products. Most of the Company's contracts with agents and brokers are terminable without cause upon 30-days' notice by either party. The Company faces intense competition for the services and allegiance of independent agents and brokers. The Company cannot provide assurance that they will continue to market the Company's products in the future or that they will not refer the Company's members to competitors.

In addition, the Company has a relationship with a general agent who, along with affiliated subagents, generated 9% of the Company's premium revenue as of December 31, 2003. The loss of this relationship could hamper the Company's growth plans and, as a result, adversely affect the Company's future operating performance.

Negative Publicity. Negative publicity regarding the Company's business practices and about the health insurance industry may harm the Company's business and operating results.

In 2002, the Company was subject to negative national publicity surrounding its MedOne® rating practices and related legal matters, which management believes harmed the Company's MedOne® new member enrollment during the last half of 2002. The Company changed its rating practices in all MedOne® markets effective January 1, 2003. Adverse publicity about the Company's rating practices or other matters in the future may affect sales of the Company's products, which could impede the Company's growth plans.

In addition, the health insurance industry, in general, has received negative publicity and does not have a positive public perception. This publicity and perception may lead to increased legislation, regulation, review of industry practices and private litigation. These factors may adversely affect the Company's ability to market its products and increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting operating results.

Insurance Risk Management. If the Company's insurers or reinsurers do not perform their obligations or offer affordable coverage with reasonable deductibles or limits, the Company could experience significant losses.

The Company's risk management program includes several insurance policies it has purchased to cover various property, business and other risks of loss. In addition, the Company carries policies to cover its directors and officers. Many of the carriers marketing these lines of coverage are experiencing unfavorable claims experience and loss of, or increased costs for, their own reinsurance coverage. Several carriers have exited markets and no longer offer certain lines of coverage. Accordingly, there is no assurance that the Company will be able to purchase insurance coverages for its own risk management at affordable premiums or with reasonable deductibles and policy limits.

The Company has entered into and may continue to enter into a variety of reinsurance arrangements under which it cedes business to other insurance companies to mitigate large claims risk. Although reinsurance allows for greater diversification of risk relating to potential losses arising from large claims, the Company remains liable if these other insurance companies fail to perform their obligations. As a result, any failure of an insurance company to perform its obligations under an agreement could expose the Company to significant losses. Also, there is no assurance that the Company will be able to purchase reinsurance.

Personnel. Loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on the Company's operations.

The Company is dependent on the continued services of its management team, including its key executives. Loss of such personnel without adequate replacement could have a material adverse effect on the Company. Members of the Company's senior management have developed relationships with some of the Company's independent agents and brokers. If the Company is unable to retain these employees, the loss of their services could adversely impact the Company's ability to maintain relations with certain independent agents and brokers who market the Company's products. Additionally, the Company needs qualified managers and skilled employees with insurance industry experience to operate its businesses successfully. From time to time there may be shortages of skilled labor that may make it more difficult and expensive for the Company to attract and retain qualified employees. If the Company is unable to attract and retain qualified individuals or its costs to do so increase significantly, its operations could be materially adversely affected.

Provider Network Relationships. The Company's inability to enter into or maintain satisfactory relationships with provider networks could harm profitability.

The Company's profitability could be adversely impacted by its inability to contract on favorable terms with networks of hospitals, physicians, dentists, pharmacies and other health care providers. The failure to secure cost-effective health care provider network contracts may result in a loss of membership or higher medical costs. In addition, the inability to contract with provider networks, the inability to terminate contracts with existing provider networks and enter into arrangements with new provider networks to serve the same market, and/or the inability of providers to provide adequate care, could adversely affect the Company's results of operations.

A.M. Best Insurance Rating. If the Company's insurance subsidiaries are not able to maintain their current rating by A.M. Best Company, the Company's results of operations could be materially adversely affected.

The Company's insurance subsidiaries are assigned a rating by A.M. Best Company, a nationally recognized rating agency. The rating reflects A.M. Best Company's opinion of the insurance subsidiaries' financial strength, operating results and ability to meet their ongoing obligations. Decreases in operating performance and other financial measures may result in a downward adjustment of A.M. Best Company's rating of the insurance subsidiaries. In addition, other factors beyond the Company's control such as general downward economic cycles and changes implemented by the rating agencies, including changes in the criteria for the underwriting or the capital adequacy model, may result in a decrease in the rating. A downward adjustment in A.M. Best's rating of the Company's insurance subsidiaries could cause the Company's agents or potential customers to look at the Company with less favor, which could have a material adverse effect on the Company's results of operations.

Regulation Limiting Transfer of Funds. Regulations governing the Company's insurance subsidiaries could affect its ability to satisfy its obligations to creditors as they become due, including obligations under the Company's credit facility.

The Company's insurance subsidiaries are subject to regulations that limit their ability to transfer funds to the Company. If the Company is unable to obtain funds from its insurance subsidiaries, it will experience reduced cash flow, which could affect the Company's ability to pay its obligations to creditors as they become due. The Company will be required to make a lump-sum payment of the outstanding balance under its credit facility at the end of 2005. The Company's outstanding balance at December 31, 2003 was $30.2 million. If the Company's insurance subsidiaries are unable to provide these funds, the Company could default on its obligations under the credit facility.

Capital and Surplus Requirements. If the Company's regulated insurance subsidiaries are not able to comply with state capital standards, state regulators may require the Company to take certain actions that could have a material adverse effect on its results of operations and financial condition.

State regulations govern the amount of capital required to be retained in the Company's regulated insurance subsidiaries and the ability of those regulated subsidiaries to pay dividends. Those state regulations include the requirement to maintain minimum levels of statutory capital and surplus, including meeting the requirements of the risk-based capital standards promulgated by the National Association of Insurance Commissioners. State regulators have broad authority to take certain actions in the event those capital requirements are not met. Those actions could significantly impact the way the Company conducts its business, reduce its ability to access capital from the operations of its regulated insurance subsidiaries and have a material adverse effect on its results of operations and financial condition. Any new minimum capital requirements adopted in the future through state regulation may increase the Company's capital requirements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Exposure" for information concerning potential market risks related to the Company's investment portfolio.

Item 8. Financial Statements and Supplementary Data

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
American Medical Security Group, Inc.

We have audited the accompanying consolidated balance sheets of American Medical Security Group, Inc. and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst + Young LLP

Milwaukee, Wisconsin
January 28, 2004

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Thousands, except share data)	December 31, 2003	December 31, 2002
ASSETS		
Investments:		
Fixed maturity securities:		
Available for sale, at fair value	$ 302,277	$ 278,222
Held to maturity, at amortized cost	3,377	4,288
Trading securities, at fair value	1,424	926
Total investments	307,078	283,436
Cash and cash equivalents	17,289	30,620
Property and equipment, net	37,446	33,061
Goodwill	32,138	32,846
Other intangibles, net	1,957	2,860
Other assets	48,179	46,117
Total assets	$ 444,087	$ 428,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Medical and other benefits payable	$ 129,809	$ 134,479
Advance premiums	15,865	15,200
Payables and accrued expenses	24,099	29,141
Notes payable	30,158	33,858
Other liabilities	26,332	33,512
Total liabilities	226,263	246,190
Shareholders' equity:		
Preferred stock (no par value, 477,121 shares authorized)	-	-
Common stock (no par value, $1 stated value, 50,000,000 shares authorized, 16,654,315 issued and 13,511,183 outstanding at December 31, 2003, 16,654,315 issued and 12,905,898 outstanding at December 31, 2002)	16,654	16,654
Paid-in capital	194,431	189,813
Retained earnings	32,168	2,858
Accumulated other comprehensive income (net of taxes of $3,302 in 2003 and $4,117 in 2002)	6,133	7,646
Treasury stock (3,143,132 shares at December 31, 2003 and 3,748,417 shares at December 31, 2002, at cost)	(31,562)	(34,221)
Total shareholders' equity	217,824	182,750
Total liabilities and shareholders' equity	$ 444,087	$ 428,940

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands, except per share data)	Year ended December 31, 2003	2002	2001
REVENUES			
Insurance premiums	$712,418	$754,460	$838,672
Net investment income	13,531	15,005	17,443
Net realized investment gains (losses)	1,910	39	(779)
Other revenue	15,857	16,806	17,637
Total revenues	743,716	786,310	872,973
EXPENSES			
Medical and other benefits	478,497	508,670	603,220
Selling, general and administrative	217,282	236,831	252,116
Interest	1,255	1,848	2,877
Amortization of goodwill and other intangibles	903	730	3,628
Total expenses	697,937	748,079	861,841
Income from continuing operations, before income tax expense	45,779	38,231	11,132
Income tax expense	17,201	15,082	6,460
Income from continuing operations	28,578	23,149	4,672
Income (loss) from discontinued operations	732	(663)	(497)
Income before cumulative effect of a change in accounting principle	29,310	22,486	4,175
Cumulative effect of a change in accounting principle	-	(60,098)	-
Net income (loss)	$ 29,310	$ (37,612)	$ 4,175
Earnings (loss) per common share – basic:			
Income from continuing operations	$ 2.15	$ 1.77	$ 0.33
Income (loss) from discontinued operations	0.06	(0.05)	(0.04)
Cumulative effect of a change in accounting principle	-	(4.61)	-
Net income (loss)	$ 2.21	$ (2.88)	$ 0.30
Earnings (loss) per common share – diluted:			
Income from continuing operations	$ 2.03	$ 1.67	$ 0.33
Income (loss) from discontinued operations	0.05	(0.05)	(0.04)
Cumulative effect of a change in accounting principle	-	(4.34)	-
Net income (loss)	$ 2.08	$ (2.72)	$ 0.29

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)	Year ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ 29,310	$ (37,612)	$ 4,175
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of a change in accounting principle	-	60,098	-
Net gain from sale of subsidiary	(950)	-	-
Depreciation and amortization	10,519	8,957	10,493
Net realized investment losses (gains)	(1,910)	(39)	779
Net change in trading securities	(498)	(409)	(257)
Deferred income tax expense (benefit)	2,743	(13,374)	609
Changes in operating accounts:			
Other assets	(3,993)	7,206	7,722
Medical and other benefits payable	(4,670)	(1,025)	(9,806)
Advance premiums	665	(1,537)	(831)
Payables and accrued expenses	(5,522)	1,109	2,130
Other liabilities	(5,568)	11,801	2,576
Net cash provided by operating activities	20,126	35,175	17,590
INVESTING ACTIVITIES			
Proceeds from sale of subsidiary	3,500	-	-
Purchases of available for sale securities	(147,719)	(174,920)	(143,148)
Proceeds from sale of available for sale securities	112,087	168,338	129,038
Proceeds from maturity of available for sale securities	9,350	6,550	15,417
Proceeds from maturity of held to maturity securities	600	1,925	-
Purchases of held to maturity securities	-	(1,925)	-
Purchases of property and equipment	(11,982)	(6,756)	(6,546)
Proceeds from sale of property and equipment	6	8	21
Net cash used in investing activities	(34,158)	(6,780)	(5,218)
FINANCING ACTIVITIES			
Exercise of stock options	5,759	2,990	413
Purchase of treasury stock	(1,358)	(19,540)	(2,216)
Proceeds from notes payable borrowings	-	30,158	-
Repayment of notes payable	(3,700)	(36,358)	(1,200)
Net cash provided by (used in) financing activities	701	(22,750)	(3,003)
Cash and cash equivalents:			
Net increase (decrease) during year	(13,331)	5,645	9,369
Balance at beginning of year	30,620	24,975	15,606
Balance at end of year	$ 17,289	$ 30,620	$ 24,975

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Thousands, except share data)	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2001	16,654,315	$ 16,654	$187,956	$ 36,295	$ (3,948)	$(15,780)	$221,177
Comprehensive income:							
Net income				4,175			4,175
Change in net unrealized gain (loss) on securities, net of taxes of $3,150					5,851		5,851
Comprehensive income							10,026
Exercise of stock options			(29)			442	413
Purchase of treasury stock (367,262 shares, at cost)						(2,216)	(2,216)
Balance at December 31, 2001	16,654,315	16,654	187,927	40,470	1,903	(17,554)	229,400
Comprehensive loss:							
Net loss				(37,612)			(37,612)
Change in net unrealized gain (loss) on securities, net of taxes of $3,093					5,743		5,743
Comprehensive loss							(31,869)
Exercise of stock options			1,886			2,873	4,759
Purchase of treasury stock (1,400,000 shares, at cost)						(19,540)	(19,540)
Balance at December 31, 2002	16,654,315	16,654	189,813	2,858	7,646	(34,221)	182,750
Comprehensive income:							
Net income				29,310			29,310
Change in net unrealized gain (loss) on securities, net of taxes of $815					(1,513)		(1,513)
Comprehensive income							27,797
Exercise of stock options			4,618			4,017	8,635
Purchase of treasury stock (87,900 shares, at cost)						(1,358)	(1,358)
Balance at December 31, 2003	16,654,315	$ 16,654	$194,431	$ 32,168	$ 6,133	$(31,562)	$217,824

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

American Medical Security Group, Inc., through its subsidiary companies (the "Company"), is a provider of individual and small employer group insurance products. The Company's principal product offerings are medical insurance for small employer groups and medical insurance marketed to individuals and their families ("MedOne®"). The Company also offers dental, life, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. The Company has two reportable segments: health insurance products (which accounted for approximately 98% of the Company's total premium revenues in 2003, 2002 and 2001) and life insurance products. The Company markets its products in 32 states and the District of Columbia through independent agents. At December 31, 2003, the Company's leading states with respect to medical membership were Illinois, Michigan, Florida and Texas, each individually representing approximately 10% of the Company's total medical membership. The Company has approximately 75 sales managers and representatives located in sales offices throughout the United States to support the independent agents. The Company has a relationship with a general agent who, along with affiliated subagents, generated approximately 9% of the Company's premium revenue in 2003. The Company's products generally provide discounts to members that utilize preferred provider organizations with which the Company contracts.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events, and accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates fair value.

Investments

The Company's investments are classified in three categories. Investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Assets which are invested for the purpose of supporting the Company's nonqualified executive retirement plan are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings as net investment income. All other investments are classified as available-for-sale securities and are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income or loss, net of income tax effects.

The Company evaluates securities for other-than-temporary impairment on a periodic basis and principally considers the type of security, the rating as determined by a nationally recognized securities rating organization, the severity of the decline in fair value and the duration of the decline in fair value in determining whether a security's decline in fair value is other than temporary. Realized gains and losses from the sale or write-down for other-than-temporary impairments of available-for-sale securities are calculated using the specific identification method.

Fair Value of Financial Instruments

The fair values of investments are reported in Note 5, "Investments." The fair values of all other financial instruments approximate their December 31, 2003 and 2002 carrying values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment includes capitalized costs to develop or obtain computer software for internal use when such costs are specifically identifiable, have determinate lives and relate to probable future economic benefits. Depreciation is calculated using the straight-line method over the estimated useful lives of assets. Estimated useful lives are 20 to 30 years for land improvements, 10 to 40 years for buildings and building improvements, three to five years for computer equipment and software and three to 10 years for furniture and other equipment.

The Company has various operating lease obligations primarily for office space and equipment. The Company's total lease expense was $3,433,000 in 2003, $4,197,000 in 2002 and $4,818,000 in 2001. Estimated future minimum lease payment obligations as of December 31, 2003 for each of the next five years are as follows:

2004:	$3,138,000
2005:	1,971,000
2006:	939,000
2007:	292,000
2008:	121,000

Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair market value of net assets acquired. Effective January 1, 2002, goodwill is no longer amortized and is subject to impairment testing as a result of the adoption of a new accounting standard. See Note 2, "Adopted Accounting Standard" for a detailed discussion of the impact of this accounting standard. The Company completed its annual goodwill impairment test during the fourth quarter of 2003 and determined that its remaining balance of goodwill was not impaired as of December 31, 2003. Goodwill impairment tests are performed at least annually, and future goodwill impairments, if any, will be classified as operating expenses in the Company's statement of operations.

During 2003, the Company sold its preferred provider organization network subsidiary, Accountable Health Plans of America, Inc. ("AHP"). Goodwill associated with AHP of $708,000 was removed from the balance sheet in conjunction with the sale of the subsidiary. See Note 3, "Discontinued Operations" for further detail regarding the sale of this subsidiary and its affect on the Company's consolidated financial statements.

As of December 31, 2003 and 2002, goodwill balances by segment amounted to $12,722,000 for health insurance and $19,416,000 for life insurance. The Company's other intangible asset is net of accumulated amortization of $5,346,000 at December 31, 2003 and $4,443,000 at December 31, 2002. Amortization expense is expected to be approximately $652,000 for each of the next three years.

Medical and Other Benefits Payable

The liabilities for medical and other benefits represent estimates of the ultimate net cost of all reported and unreported claims that are unpaid at year end. These estimates are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. Estimated liabilities for asserted claims and policy-related litigation, which are included in medical and other benefits payable, reflect judgments made by management based on the facts and merits of the case, advice from legal counsel, the general litigation and regulatory environment of the originating state, the Company's past experience with outcomes of cases in a particular jurisdiction, historical results of similar cases and other relevant factors. The estimates are reviewed periodically and, as adjustments to the liabilities become necessary, the adjustments are reflected in current operations. Although considerable variability is inherent in these estimates, management believes that the amount of medical and other benefits payable is adequate to cover the Company's liability for unpaid amounts as of December 31, 2003.

Policy Acquisition Costs

Policy acquisition costs consist of commissions and other administrative costs that the Company incurs to acquire new business. The Company does not defer policy acquisition costs. Premium is collected and billed and commissions and other administrative costs are incurred on a month-to-month basis. Policy acquisition costs are expensed in the period incurred.

Premium Deficiency Reserves

The Company recognizes premium deficiency reserves on an existing group of insurance contracts when the sum of expected future claim costs, claim adjustment expenses and related maintenance expenses exceeds the expected future premium revenue and investment income. Insurance contracts are grouped using a methodology consistent with the Company's manner of acquiring, servicing and measuring the profitability of its business. The Company continues to evaluate assumptions used in the premium deficiency reserve analysis and records or adjusts premium deficiency reserves as necessary. As of December 31, 2003 and 2002, no premium deficiency reserves were required.

Reinsurance

Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits in the Company's statement of operations. Reinsurance receivables and prepaid reinsurance premiums are reported as other assets on the Company's balance sheets.

The Company limits the maximum net loss that can arise from certain lines of business by reinsuring (ceding) a portion of these risks with other insurance organizations (reinsurers) on an excess of loss basis. The Company's retention limit per covered life is $500,000 per policy year for medical claims and $50,000 for life claims. The Company also cedes, on a quota share basis, 100% of the risk on certain life policies to a prior affiliate in exchange for a ceding commission. The Company is liable on reinsurance ceded in the event that the reinsurers do not meet their contractual obligations.

A summary of reinsurance ceded is as follows:

	Year ended December 31,		
(Thousands)	2003	2002	2001
Excess of loss reinsurance ceded:			
Insurance premiums	$ 3,505	$ 2,049	$ 2,364
Medical and other benefits	4,969	1,715	1,720
Quota share reinsurance ceded:			
Insurance premiums	$ 15,334	$ 18,975	$ 19,113
Medical and other benefits	12,375	15,001	12,251

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. A valuation allowance is recognized when, based on available evidence, it is more likely than not that the deferred tax asset may not be realized.

Revenue Recognition

Premiums for health and life policies are recognized ratably over the period that insurance coverage is provided. Other revenue, including administrative fee income from claim processing and other administrative services, is recognized in the period the service is provided.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, the intrinsic value method of accounting for stock-based compensation, where no compensation expense is recorded when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the pro forma net income and pro forma net income per share as if the Company had followed the fair value method of accounting for stock-based compensation under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("Statement 123").

In determining compensation expense in accordance with Statement 123, the fair value of options was estimated at the date of grant using the Black-Scholes option valuation model, which is commonly used in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility and the expected life of the options. Since the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following assumptions were made in determining the compensation expense in accordance with Statement 123:

	Year ended December 31,		
	2003	2002	2001
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	3.50%	4.89%	4.67%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility factor	50%	51%	53%
Weighted average grant date fair value of options:			
Exercise price equals market price	$ 7.44	$ 6.64	$ 5.51
Exercise price is less than market price	$ -	$ -	$ -
Exercise price exceeds market price	$ -	$ -	$ -

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

(Thousands, except per share data)	Year ended December 31, 2003	2002	2001
Net income (loss), as reported	$ 29,310	$ (37,612)	$ 4,175
Pro forma compensation expense in accordance with Statement 123, net of tax	(1,569)	(1,332)	(1,119)
Pro forma net income (loss)	$ 27,741	$ (38,944)	$ 3,056
Net income (loss) per common share, as reported:			
Basic	$ 2.21	$ (2.88)	$ 0.30
Diluted	$ 2.08	$ (2.72)	$ 0.29
Pro forma net income (loss) per common share:			
Basic	$ 2.09	$ (2.98)	$ 0.22
Diluted	$ 1.97	$ (2.83)	$ 0.21

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) plus or minus other comprehensive income (loss). For the Company, under existing accounting standards, other comprehensive income (loss) includes unrealized gains and losses, net of income tax effects, on certain investments in debt and equity securities. Comprehensive income (loss) is reported by the Company in the consolidated statements of changes in shareholders' equity and comprehensive income (loss).

Earnings Per Common Share ("EPS")

Basic EPS is computed by dividing earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing earnings by the weighted average number of common shares outstanding, adjusted for the effect of dilutive stock options.

The following table illustrates the computation of EPS for income from continuing operations and provides a reconciliation of the number of weighted average basic and diluted shares outstanding:

(Thousands, except share and per share data)	Year ended December 31, 2003	2002	2001
Numerator:			
Income from continuing operations	$ 28,578	$ 23,149	$ 4,672
Denominator:			
Denominator for basic EPS	13,270,483	13,046,777	14,048,545
Effect of dilutive employee stock options	829,919	788,564	179,143
Denominator for diluted EPS	14,100,402	13,835,341	14,227,688
Earnings per common share – income from continuing operations			
Basic	$ 2.15	$ 1.77	$ 0.33
Diluted	$ 2.03	$ 1.67	$ 0.33

Options to purchase 2,635,762, 2,922,492 and 3,243,767 shares of common stock were outstanding at December 31, 2003, 2002 and 2001, respectively. Of those shares, approximately 5,000, 162,000 and 1,914,000 were excluded from the computation of diluted earnings per common share for the respective years because the option's exercise price was greater than the average market price of common shares and, therefore, the effect would be antidilutive.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2. ADOPTED ACCOUNTING STANDARD

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement 142"). Statement 142 impacts the Company in two ways. First, goodwill is no longer amortized. Second, goodwill was subject to an initial impairment test in accordance with Statement 142, and any remaining balance of goodwill is subject to continuing impairment testing at least annually.

The Company completed the initial goodwill impairment test during the second quarter of 2002. The Company's measurement of fair value was based on an evaluation of ranges of future discounted cash flows, public company trading multiples and market comparisons of similar assets and liabilities. This evaluation utilized assumptions and projections based on the best information available to management. Certain key assumptions considered included forecasted trends in membership, revenue, medical costs, operating expenses and effective tax rates. As a result of this initial impairment test, the Company recognized a non-cash goodwill impairment charge of $60,098,000. The impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The impairment charge had no impact on cash flows or the statutory-basis capital and surplus of the Company's insurance subsidiaries.

Also on January 1, 2002, in accordance with Statement 142, the Company reclassified an intangible asset into goodwill because it did not meet the new recognition criteria for an intangible asset to be recognized apart from goodwill. The reclassification had the effect of reducing goodwill by $7,399,000, representing the elimination of the deferred tax liability related to the reclassified intangible asset. The amortization period used prior to 2002 for this intangible asset was the same as the amortization period for goodwill.

The following table illustrates net income (loss) and net income (loss) per share adjusted to exclude the effects of amortizing goodwill:

	Year Ended December 31,		
(Thousands, except per common share data)	2003	2002	2001
Reported net income (loss)	$ 29,310	$ (37,612)	$ 4,175
Add back: goodwill amortization	-	-	2,685
Adjusted net income (loss)	$ 29,310	$ (37,612)	$ 6,860
Basic earnings (loss) per common share:			
Reported net income (loss)	$ 2.21	$ (2.88)	$ 0.30
Goodwill amortization	-	-	0.19
Adjusted net income (loss)	$ 2.21	$ (2.88)	$ 0.49
Diluted earnings (loss) per common share:			
Reported net income (loss)	$ 2.08	$ (2.72)	$ 0.29
Goodwill amortization	-	-	0.19
Adjusted net income (loss)	$ 2.08	$ (2.72)	$ 0.48

3. DISCONTINUED OPERATIONS

During the third quarter of 2003, the Company sold all of the outstanding common shares of its preferred provider organization network subsidiary, AHP for $3,500,000. The network contracted with more than 900 hospitals and 100,000 physicians in eight primary states: Arizona, Florida, Iowa, Nebraska, North Dakota, South Dakota, Texas and Wisconsin. Subject to the terms of the agreement, AHP will continue to provide network services to the Company for five years. At the time of the sale, AHP served approximately 13% of the Company's members.

Included in income (loss) from discontinued operations are net operating results of the AHP networking business sold. The sale transaction resulted in a gain of $1,950,000, or $950,000 net of tax, which is included in income from discontinued operations in the Company's statement of operations for 2003. The operating results from discontinued operations in 2003, 2002 and 2001 included revenues of $1,923,000, $3,219,000 and $3,648,000 and income tax benefits of $165,000, $406,000 and $203,000, respectively. As a result of the sale transaction, goodwill on the Company's December 31, 2003 balance sheet was reduced by $708,000. All prior periods presented in the Company's statement of operations have been reclassified to exclude the results of the discontinued networking business from reported income from continuing operations.

4. MEDICAL AND OTHER BENEFITS PAYABLE

Activity related to liabilities for unpaid claims included in medical and other benefits payable is summarized as follows:

(Thousands)	2003	2002	2001
Balance at January 1	$ 126,477	$ 128,330	$ 134,690
Less reinsurance recoverables	312	1,351	476
Net balance at January 1	126,165	126,979	134,214
Incurred related to:			
Current year	493,513	516,229	613,769
Prior years	(14,659)	(7,881)	(12,026)
Total incurred	478,854	508,348	601,743
Paid related to:			
Current year	373,776	391,414	488,678
Prior years	110,181	117,748	120,300
Total paid	483,957	509,162	608,978
Net balance at December 31	121,062	126,165	126,979
Plus reinsurance recoverables	1,326	312	1,351
Balance at December 31	$ 122,388	$ 126,477	$ 128,330

The incurred amounts related to prior years represent the differences between the Company's estimated medical and other benefits payable for prior years' claims and the actual or remaining estimated amounts required to satisfy such claims. Actual amounts differ from previously recorded liabilities due primarily to inherent variabilities associated with estimating health insurance benefits payable and litigation liabilities. The liabilities for unpaid claims at December 31, 2002, 2001 and 2000 developed redundant in the subsequent years by $14,659,000, $7,881,000 and $12,026,000, respectively. The developed redundancy on the December 31, 2002 liability resulted primarily from lower than anticipated health care utilization and claim costs.

In determining the liability for unpaid claims at December 31, 2001, management anticipated increased utilization by the general population of mental health and other health care services in the fourth quarter of 2001 due to various factors including the indirect impact of the September 11, 2001 events and subsequent bio-terrorism threats and attacks. The Company did not experience a discernable adverse impact from these factors and events during 2002 or 2003, which accounts for the developed redundancy on the liability as of December 31, 2001. The reserves related to September 11, 2001 events are no longer held as of December 31, 2003 and 2002. The developed redundancy on the liability as of December 31, 2000 was due to an improvement as compared to previous years in the Company's average medical claims cost per member in late 2000. No additional premiums are collected or returned as a result of incurred claims from prior years.

5. INVESTMENTS

The amortized cost and estimated fair values of investments are as follows:

(Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2003:				
Fixed maturity securities available for sale:				
U.S. Treasury securities	$ 34,644	$ 670	$ (29)	$ 35,285
Corporate debt securities	136,210	6,028	(128)	142,110
Foreign government securities	10,745	615	(33)	11,327
Government agency mortgage-backed securities	95,171	2,064	(301)	96,934
Municipal securities	16,072	600	(51)	16,621
	292,842	9,977	(542)	302,277
Fixed maturity securities held to maturity:				
U.S. Treasury securities	3,377	185	-	3,562
	$ 296,219	$ 10,162	$ (542)	$ 305,839

(Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2002:				
Fixed maturity securities available for sale:				
U.S. Treasury securities	$ 56,781	$ 2,519	$ -	$ 59,300
Corporate debt securities	100,664	5,272	(335)	105,601
Foreign government securities	11,657	674	-	12,331
Government agency mortgage-backed securities	87,709	3,028	-	90,737
Municipal securities	9,648	605	-	10,253
	266,459	12,098	(335)	278,222
Fixed maturity securities held to maturity:				
U.S. Treasury securities	4,288	277	-	4,565
	$ 270,747	$ 12,375	$ (335)	$ 282,787

The amortized cost and estimated fair values of debt securities at December 31, 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available-for-Sale		Held-to-Maturity	
(Thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 16,903	$ 17,025	$ 474	$ 480
Due after one through five years	84,500	88,414	2,903	3,082
Due after five through ten years	62,960	65,941	-	-
Due after ten years	33,308	33,963	-	-
	197,671	205,343	3,377	3,562
Government agency mortgage-backed securities	95,171	96,934	-	-
	$ 292,842	$ 302,277	$ 3,377	$ 3,562

For temporarily impaired securities, the following table illustrates the fair value and gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 months		12 months or more		Total	
(Thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities	$ 4,485	$ (29)	$ -	$ -	$ 4,485	$ (29)
Corporate debt securities	15,848	(124)	303	(4)	16,151	(128)
Foreign government securities	765	(33)	-	-	765	(33)
Government agency mortgage-backed	24,290	(301)	-	-	24,290	(301)
Municipal securities	1,064	(51)	-	-	1,064	(51)
Total temporarily impaired securities	$ 46,452	$ (538)	$ 303	$ (4)	$ 46,755	$ (542)

The Company believes that all unrealized losses on individual securities are the result of normal price fluctuations due to market conditions and are not an indication of an other-than-temporary impairment. This determination is based upon the relatively small levels of losses and the fact that all securities are rated investment grade as determined by Standard & Poor's Corporation.

Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed maturities and equity securities classified as available for sale. A summary of the net change in unrealized gains (losses), which is included in accumulated other comprehensive income (loss), is as follows:

	Year ended December 31,		
(Thousands)	2003	2002	2001
Fixed maturities	$ (2,328)	$ 8,850	$ 8,847
Equity securities	-	(14)	154
Net change in unrealized gains (losses)	$ (2,328)	$ 8,836	$ 9,001

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains and losses on securities are as follows:

(Thousands)	Year ended December 31, 2003	2002	2001
Change in net unrealized gain (loss) on securities, net of taxes	$ (272)	$ 5,768	$ 5,345
Less: reclassification adjustment for gains (losses) included in net income (loss), net of tax expense of $669 and $14 in 2003 and 2002, respectively, and net of tax benefit of $273 in 2001	1,241	25	(506)
Change in net unrealized gain (loss) on securities, net of taxes	$ (1,513)	$ 5,743	$ 5,851

Net investment income and net realized investment gains (losses) include the following:

(Thousands)	Year ended December 31, 2003	2002	2001
Net investment income:			
Interest on fixed maturities	$ 13,162	$ 14,290	$ 15,728
Dividends on equity securities	-	18	148
Unrealized gain (loss) on trading securities	144	(66)	(34)
Interest on cash equivalents and other investment income	933	1,384	2,223
Investment expenses	(708)	(621)	(622)
Net investment income	$ 13,531	$ 15,005	$ 17,443
Net realized investment gains (losses):			
Realized investment gains	$ 2,617	$ 2,972	$ 1,544
Realized investment losses	(707)	(2,933)	(2,323)
Net realized investment gains (losses)	$ 1,910	$ 39	$ (779)

At December 31, 2003, the Company's insurance subsidiaries had fixed securities on deposit with various state insurance departments with carrying values of $3,377,000.

6. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are summarized as follows:

(Thousands)	December 31, 2003	2002
Land and land improvements	$ 3,942	$ 3,930
Building and building improvements	24,693	24,489
Computer equipment and software	31,257	22,771
Furniture and other equipment	16,467	14,826
	76,359	66,016
Less accumulated depreciation	(38,913)	(32,955)
	$ 37,446	$ 33,061

The Company recognized depreciation expense on property and equipment of $6,816,000, $7,064,000 and $5,555,000 in 2003, 2002 and 2001, respectively.

7. DEBT

Notes payable consists of the following:

(Thousands)	December 31, 2003	2002
Line of credit, commercial banks, adjusted periodically, interest payments due quarterly through December 2005	$ 30,158	$ 30,158
Mortgage payable, commercial bank, 9.05% interest	-	3,700
	$ 30,158	$ 33,858

The Company maintains a revolving bank line of credit agreement with maximum available credit of $50,000,000. At December 31, 2003, the outstanding balance of advances under the credit agreement was $30,158,000. Interest is charged on the outstanding balance based upon an indexed floating rate of interest. The credit agreement provides for a lump-sum repayment of the outstanding balance at the end of 2005. During 2003, 2002 and 2001, interest paid on the Company's outstanding debt totaled $1,060,000, $1,856,000 and $2,931,000, respectively.

The credit agreement contains customary covenants which, among other matters, require the Company to achieve certain minimum financial results, prohibit the Company from paying future cash dividends, and restrict or limit the Company's ability to incur additional debt and dispose of assets outside the ordinary course of business. The Company was in compliance with all such covenants at December 31, 2003. The Company's obligations under the credit agreement are guaranteed by its subsidiary, American Medical Security Holdings, Inc. ("AMS Holdings"), and secured by pledges of stock of AMS Holdings and United Wisconsin Life Insurance Company, the Company's principal insurance subsidiary.

8. INCOME TAXES

The Company and most of its subsidiaries file a consolidated federal income tax return. The Company and its subsidiaries file separate state franchise, income and premium tax returns as applicable.

The Company had a net current federal income tax payable of $1,818,000 and $6,520,000 at December 31, 2003 and 2002, respectively. The Company and its subsidiaries had state net business loss carryforwards totaling $94,326,000 at December 31, 2003, which will begin to expire in the year 2008.

The components of income tax expense are as follows:

(Thousands)	Year ended December 31, 2003	2002	2001
Current:			
Federal	$ 14,213	$ 26,774	$ 5,602
State	245	1,682	249
	14,458	28,456	5,851
Deferred:			
Federal	1,320	(12,575)	(335)
State	280	(809)	(342)
Valuation allowance	1,143	10	1,286
	2,743	(13,374)	609
Income tax expense	$ 17,201	$ 15,082	$ 6,460

The differences between income tax expense computed at the federal statutory rate and recorded income tax expense are as follows:

(Thousands)	Year ended December 31, 2003	2002	2001
Income tax expense at federal statutory rate	$ 16,023	$ 13,380	$ 3,896
Goodwill amortization	-	-	829
Stock issuance costs	-	250	-
State income and franchise taxes, net of federal benefit	648	612	529
Other, net	530	840	1,206
Income tax expense	$ 17,201	$ 15,082	$ 6,460

Significant components of the Company's federal and state deferred tax liabilities and assets are as follows:

(Thousands)	December 31, 2003 Federal	December 31, 2003 State	December 31, 2002 Federal	December 31, 2002 State
Deferred tax assets:				
Insurance liabilities	$ 13,717	$ 705	$ 13,030	$ 670
Unearned income	2,691	151	3,139	175
Employee compensation and benefits	3,216	567	3,221	568
Accrued expenses	1,430	276	1,542	297
Acquisition costs	1,557	257	1,790	289
Net business loss carryforwards	1,068	6,668	1,047	6,789
Other deductible temporary differences	34	185	968	506
	23,713	8,809	24,737	9,294
Valuation allowances	(1,068)	(4,258)	(1,918)	(3,441)
	22,645	4,551	22,819	5,853
Deferred tax liabilities:				
Intangibles	685	155	1,001	226
Prepaid assets	908	92	853	88
Depreciation and amortization	2,558	491	998	189
Unrealized gain on investments	3,302	-	4,117	-
Other taxable temporary differences	1,089	(6)	1,668	8
	8,542	732	8,637	511
Net deferred tax assets	$ 14,103	$ 3,819	$ 14,182	$ 5,342

The federal deferred benefit arising from the deductibility of state deferred taxes is included as a component of other federal deferred taxes. The net deferred taxes are included in other assets in the accompanying consolidated balance sheets. During 2003 and 2002, the Company recognized, as an adjustment to additional paid-in capital, an income tax benefit of $2,881,000 and $1,769,000, respectively, resulting from the deduction received by the Company upon the exercise of employee stock options. The Company paid net federal and state income taxes of $18,498,000 and $22,903,000 in 2003 and 2002, respectively and received net federal and state income tax refunds of $739,000 in 2001.

9. CONTINGENCIES

In February 2000, a class action lawsuit was filed against the Company in the state of Florida alleging that the Company failed to follow Florida law when in 1998 it discontinued writing certain health insurance policies and offered new policies to insureds. Plaintiffs claim that the Company wrongfully terminated coverage, improperly notified insureds of conversion rights and charged improper premiums for new coverage. Plaintiffs also allege that the Company's renewal rating methodology violated Florida law. On April 24, 2002, a Circuit Court Judge ruled against the Company and ordered the question of damages be tried at a later date. The earliest the Company expects the trial to be held is the second quarter of 2004. The Company believes its practices were in full compliance with Florida law and is vigorously defending this lawsuit.

The Company is a defendant in a number of lawsuits in various states, primarily Alabama, alleging misrepresentation of the rating methodology used by the Company with respect to certain MedOne® products purchased by the plaintiffs. These lawsuits commonly seek unspecified damages for misrepresentation and emotional distress in addition to punitive damages. Some of these cases involve multiple plaintiffs. The cases are in various stages of litigation. The Company believes that these lawsuits are unfounded because the Company properly disclosed the nature of the products sold. The Company also believes the subject matter of the lawsuits falls under the primary jurisdiction of state insurance departments. The Company is vigorously defending itself in these actions.

The Company is involved in various other legal and regulatory actions occurring in the normal course of business. Based on current information, including consultation with outside counsel, management believes any ultimate liability in excess of amounts reserved that may arise from the above-mentioned and all other legal and regulatory actions would not have a material adverse effect on the Company's consolidated financial position or results of operations. However, management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow of a future period.

10. SHAREHOLDERS' EQUITY

Statutory Financial Information

State insurance laws and regulations prescribe accounting practices for determining statutory net income and equity for insurance companies. These regulations require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for insurance companies. The statutory capital and surplus of the Company's insurance subsidiaries, United Wisconsin Life Insurance Company and American Medical Security Insurance Company of Georgia, at December 31, 2003 and 2002, was $173,141,000 and $157,487,000, respectively. The combined statutory net income of the Company's insurance subsidiaries was $26,538,000, $13,150,000 and $18,052,000 for 2003, 2002 and 2001, respectively.

State insurance regulations also require the maintenance of a minimum compulsory surplus based on a percentage of premiums written. At December 31, 2003, the Company's insurance subsidiaries were in compliance with these compulsory regulatory requirements.

Restrictions on Dividends From Subsidiaries

Dividends paid by the insurance subsidiaries to the parent Company are limited by state insurance regulations. The insurance regulator in the insurer's state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior 12 months, exceeds the regulatory maximum, computed as the lesser of 10% of statutory capital and surplus or total statutory net gain from operations as of the end of the preceding calendar year. During 2003, regulatory approval was obtained and dividends paid to the parent company by an insurance subsidiary were $2,000,000 in January 2003 and $11,000,000 in December 2003. Based upon the financial statements of the Company's insurance subsidiaries as of December 31, 2003, as filed with the insurance regulators, the amount available for dividend without regulatory approval is $6,300,000 until December 2004, when a dividend of $17,300,000 can be paid without regulatory approval.

Shareholders' Rights Agreement

In August 2001, the Board of Directors of the Company adopted a shareholders' rights agreement (the "rights agreement") and declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company. When exercisable, each right entitles the registered holder to purchase from the Company a unit consisting of one ten-thousandth of a share of Series B Junior Cumulative Preferred Stock of the Company at a price of $30.00. The rights agreement, as amended, is designed to deter takeover initiatives not considered to be in the best interests of the Company's shareholders. In the event that a person or a group has become the beneficial owner of 16% or more of the common shares then outstanding, in certain circumstances the rights become exercisable, and each holder of a right will have the right to receive, upon exercise, common shares having a value equal to two times the exercise price of the right. The rights are redeemable by action of the Company's Board of Directors at any time prior to their becoming exercisable. The rights expire on August 20, 2011.

11. EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

The Company's employees are included in a qualified defined contribution plan (the "Retirement Savings Plan") with profit sharing and discretionary savings provisions covering all eligible salaried and hourly employees. Participant contributions up to 6% of the participant's compensation were matched 70% by the Company in 2003 and 2002 and 60% in 2001. Profit sharing contributions to the Retirement Savings Plan are determined annually by the Company. Participants vest in Company contributions in three years. The Company recognized expense associated with the Retirement Savings Plan of $2,079,000, $3,711,000 and $1,881,000 in 2003, 2002 and 2001, respectively. For 2002, the expense includes a profit sharing contribution of $1,287,000 or 2% of eligible wages. No profit sharing contributions were made in 2003 and 2001.

Nonqualified Executive Retirement Plan

The Company has a nonqualified executive retirement plan (the "Nonqualified Plan") to provide key management with the opportunity to accumulate deferred compensation which cannot be accumulated under the Retirement Savings Plan due to compensation limitations imposed by the Internal Revenue Service. The Nonqualified Plan is funded through a rabbi trust and has contribution and investment options similar to those of the Retirement Savings Plan. The Company recognized expense associated with the Nonqualified Plan of $111,000, $116,000 and $53,000 during 2003, 2002 and 2001, respectively.

Stock Based Compensation Plans

The Company has a stock-based compensation plan, the Equity Incentive Plan (the "Plan"), for the benefit of eligible employees and directors of the Company. The Plan permits the grant of nonqualified stock options ("NQSO"), incentive stock options, stock appreciation rights, restricted stock awards and performance awards. Persons eligible to participate in the Plan include all full-time active employees and outside directors of the board of directors. The Plan allows for the granting of up to 4,000,000 shares of which 41,413 shares are available for grant as of December 31, 2003. The Company's 1995 Director Stock Option Plan also permits the grant of NQSOs. The plan allows for the granting of up to 75,000 shares of which 9,000 shares are available for grant as of December 31, 2003.

The terms of incentive stock options and nonqualified stock options granted under the Plan cannot exceed more than 10 and 12 years, respectively, and the option exercise price generally cannot be less than the fair market value of the Company's common stock on the date of grant. The exercise price equaled the fair market value of the Company's common stock at the date of the grant for all of the Company's stock option grants. Incentive stock options and NQSOs are not exercisable in any event prior to six months following the grant date. The Company's outstanding NQSOs generally vest 25% per year for employees and 33.3% per year for directors beginning on the first anniversary of the date of grant and each subsequent anniversary date thereafter provided the employee or director remains in service.

Stock appreciation rights generally have a grant price at least equal to 100% of the fair market value of the Company's common stock. The term of the stock appreciation rights cannot exceed 12 years. Stock appreciation rights are not exercisable prior to six months following the grant date.

Restricted stock generally may not be sold or otherwise transferred for certain periods based on the passage of time, the achievement of performance goals or the occurrence of other events. However, participants may exercise full voting rights and are entitled to receive all dividends and other distributions with respect to restricted stock. Restricted stock does not vest prior to six months following the date of grant.

The Company has a deferred compensation plan for the benefit of outside directors of the Company who wish to defer the receipt of eligible compensation which they may otherwise be entitled to receive from the Company. Directors who choose to participate in the plan may elect to have their deferred compensation credited to, in whole or in part, either an interest account or a Company stock unit account.

During 1998, the Company and a key executive entered into a deferred stock agreement. Under the agreement the Company has an obligation to issue 73,506 shares of the Company's common stock in the year after employment terminates. As the vesting requirements under this agreement were fully satisfied during 2002, the Company did not incur any expenses related to this agreement in 2003. In 2002 and 2001, expenses of $197,000 and $225,000, respectively, were incurred related to this agreement.

On July 9, 2001, the Company and a key executive entered into a restricted stock agreement. Under the agreement, the Company granted the executive 25,000 shares of common stock, subject to certain rights and restrictions, in exchange for the surrender or cancellation of 443,857 shares of the executive's nonqualified stock options. The 25,000 shares of restricted stock vested in December 2001 upon the occurrence of certain triggering events, as specified under the restricted stock agreement. The Company incurred expense of $139,000 during 2001 related to this agreement.

At December 31, 2003 and 2002, the Company has total deferred compensation payable to employees of $4,574,000 and $4,057,000, respectively.

Stock option activity for all plans is as follows:

	Year ended December 31,		
	2003	2002	2001
Total number of NQSOs			
Outstanding at beginning of year	2,922,492	3,243,767	3,460,130
Granted	457,200	245,000	426,000
Exercised	(693,430)	(350,459)	(26,756)
Forfeited	(50,500)	(215,816)	(615,607)
Outstanding at end of year	2,635,762	2,922,492	3,243,767
Exercisable at end of year	1,801,533	2,004,846	1,826,017
Available for grant at end of year	50,413	457,113	486,297
Weighted average exercise price of NQSOs			
Outstanding at beginning of year	$ 9.28	$ 9.11	$ 9.86
Granted – Exercise price equals market price on grant date	14.52	12.24	9.97
Granted – Exercise price is less than market price on grant date	-	-	-
Granted – Exercise price exceeds market price on grant date	-	-	-
Exercised	8.30	8.53	5.15
Forfeited	8.21	11.27	14.09
Outstanding at end of year	10.47	9.28	9.11
Exercisable at end of year	9.50	9.48	10.33
NQSOs by exercise price range			
Range of exercise prices	$ 3.01 - $8.88	$ 3.01 - $8.88	$ 3.01 - $8.88
Weighted average exercise price	$6.03	$5.85	$5.75
Weighted average remaining contractual life (years)	8.30	10.33	10.08
Exercisable at end of year	667,996	775,396	605,954
Outstanding at end of year	737,058	1,165,000	1,471,454
Weighted average exercise price of options exercisable at end of year	$6.11	$5.94	$5.77
Range of exercise prices	$10.20 - $14.67	$10.20 - $14.38	$10.20 - $14.38
Weighted average exercise price	$12.02	$11.18	$11.07
Weighted average remaining contractual life (years)	8.14	9.16	8.78
Exercisable at end of year	1,076,921	1,114,602	964,984
Outstanding at end of year	1,837,088	1,637,644	1,517,234
Weighted average exercise price of options exercisable at end of year	$13.88	$13.45	$11.48
Range of exercise prices	$15.34 - $22.74	$15.34 - $22.74	$15.76 - $22.74
Weighted average exercise price	$17.34	$16.74	$16.83
Weighted average remaining contractual life (years)	5.41	7.66	6.45
Exercisable at end of year	56,616	114,848	255,079
Outstanding at end of year	61,616	119,848	255,079
Weighted average exercise price of options exercisable at end of year	$16.95	$16.80	$16.83

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial data for the years ended December 31, 2003 and 2002 are as follows:

(Thousands, except per share data)	Quarter				
	First	Second	Third	Fourth	Total
2003					
Total revenues	$ 186,872	$ 186,057	$ 185,261	$ 185,526	$ 743,716
Income from continuing operations	6,597	6,826	7,888	7,267	28,578
Net income	6,463	6,769	8,811	7,267	29,310
Earnings per common share – basic:					
Income from continuing operations	$ 0.51	$ 0.52	$ 0.59	$ 0.54	$ 2.15
Net income	0.50	0.51	0.66	0.54	2.21
Earnings per common share – diluted:					
Income from continuing operations	$ 0.49	$ 0.49	$ 0.55	$ 0.50	$ 2.03
Net income	0.48	0.48	0.61	0.50	2.08
2002					
Total revenues	$ 202,851	$ 198,750	$ 194,927	$ 189,782	$ 786,310
Income from continuing operations	5,654	5,388	5,814	6,293	23,149
Income before cumulative effect of a change in accounting principle	5,430	5,241	5,738	6,077	22,486
Net income (loss)	(54,668)	5,241	5,738	6,077	(37,612)
Earnings per common share – basic:					
Income from continuing operations	$ 0.41	$ 0.43	$ 0.45	$ 0.49	$ 1.77
Income before cumulative effect of a change in accounting principle	0.39	0.42	0.45	0.47	1.72
Net income (loss)	(3.96)	0.42	0.45	0.47	(2.88)
Earnings per common share – diluted:					
Income from continuing operations	$ 0.39	$ 0.39	$ 0.42	$ 0.47	$ 1.67
Income before cumulative effect of a change in accounting principle	0.37	0.38	0.42	0.45	1.63
Net income (loss)	(3.77)	0.38	0.42	0.45	(2.72)

During the third quarter of 2003, the Company sold its networking subsidiary and reported the sale transaction and the subsidiary's operating results in discontinued operations. See Note 3, "Discontinued Operations" for further discussion regarding the sale.

13. SEGMENTS OF THE BUSINESS

The Company has two reportable segments: 1) health insurance products; and 2) life insurance products. The Company's health insurance products consist of the following coverages related to small group PPO products: MedOne® and small group medical, self-funded medical, dental and short-term disability. Life products consist primarily of group term life insurance. The "All Other" category includes operations not directly related to the business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt, amortization of goodwill and intangibles and unallocated overhead expenses). The reportable segments are managed separately because they differ in the nature of the products offered and in profit margins.

The Company evaluates segment performance based on income or loss before income taxes, excluding realized gains and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Significant intercompany transactions have been eliminated prior to reporting reportable segment information.

Selected financial data for the Company by segment is as follows:

YEAR ENDED DECEMBER 31, 2003:

(Thousands)	Health Insurance	Life Insurance	All Other	Total Consolidated
REVENUES				
Insurance premiums	$ 700,242	$ 12,176	$ -	$ 712,418
Net investment income	6,669	512	6,350	13,531
Net realized investment gains	-	-	1,910	1,910
Other revenue	15,573	284	-	15,857
Total revenues	722,484	12,972	8,260	743,716
EXPENSES				
Medical and other benefits	475,646	2,874	(23)	478,497
Selling, general and administrative	208,459	4,126	4,697	217,282
Interest	-	-	1,255	1,255
Amortization of other intangibles	-	-	903	903
Total expenses	684,105	7,000	6,832	697,937
Income from continuing operations, before tax	$ 38,379	$ 5,972	$ 1,428	$ 45,779
As of December 31, 2003:				
Segment assets	$ 252,367	$ 39,497	$ 152,223	$ 444,087

YEAR ENDED DECEMBER 31, 2002:

(Thousands)	Health Insurance	Life Insurance	All Other	Total Consolidated
REVENUES				
Insurance premiums	$ 740,677	$ 13,780	$ 3	$ 754,460
Net investment income	6,671	559	7,775	15,005
Net realized investment gains	-	-	39	39
Other revenue	16,685	113	8	16,806
Total revenues	764,033	14,452	7,825	786,310
EXPENSES				
Medical and other benefits	504,645	4,006	19	508,670
Selling, general and administrative	225,480	4,559	6,792	236,831
Interest	-	-	1,848	1,848
Amortization of other intangibles	-	-	730	730
Total expenses	730,125	8,565	9,389	748,079
Income from continuing operations, before tax	$ 33,908	$ 5,887	$ (1,564)	$ 38,231
As of December 31, 2002:				
Segment assets	$ 225,502	$ 39,452	$ 163,986	$ 428,940

YEAR ENDED DECEMBER 31, 2001:

(Thousands)	Health Insurance	Life Insurance	All Other	Total Consolidated
REVENUES				
Insurance premiums	$ 820,658	$ 17,424	$ 590	$ 838,672
Net investment income	9,197	656	7,590	17,443
Net realized investment losses	-	-	(779)	(779)
Other revenue	17,449	154	34	17,637
Total revenues	847,304	18,234	7,435	872,973
EXPENSES				
Medical and other benefits	597,089	6,334	(203)	603,220
Selling, general and administrative	242,902	5,446	3,768	252,116
Interest	-	-	2,877	2,877
Amortization of goodwill and other intangibles	-	-	3,628	3,628
Total expenses	839,991	11,780	10,070	861,841
Income (loss) from continuing operations, before tax	$ 7,313	$ 6,454	$ (2,635)	$ 11,132
As of December 31, 2001:				
Segment assets	$ 299,149	$ 41,939	$ 131,927	$ 473,015

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2003. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information required by this item with respect to directors and executive officers is incorporated herein by reference to the information included under the headings "Proposal 1 - Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders scheduled for May 18, 2004 (the "2004 Proxy Statement") and the information under the heading "Executive Officers of the Registrant" in Part I of this report. Information required by this item with respect to the Audit Committee and code of ethics is incorporated herein by reference to the information included under the headings "Corporate Governance – Committees of the Board of Directors – Audit Committee," and "Corporate Governance – Code of Ethics," respectively, in the 2004 Proxy Statement, which sections are hereby incorporated by reference. The 2004 Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year.

The Company's Code of Ethical Conduct for Senior Financial Officers is available on the Company's website, *www.eAMS.com,* in the "Investor" section under "Corporate Governance." Any amendments to, or waivers from, the Code of Ethical Conduct for Senior Financial Officers will be disclosed on the Company's website or in a current report on Form 8-K. The Company's website at this location also contains the Company's Code of Ethical Conduct applicable to all of its directors, officers and employees; the Company's Corporate Governance Principles; and the charters of the Company's Audit, Compensation, Corporate Governance and Nominating, and Finance Committees. The Code of Ethical Conduct for Senior Financial Officers, as well as the Code of Ethical Conduct for all officers, directors and employees; Corporate Governance Principles; and committee charters are also available without charge to any shareholder of record or beneficial owner of the Company's common stock by writing to the corporate secretary at the Company's principal business office, 3100 AMS Boulevard, P. O. Box 19032, Green Bay, Wisconsin, 54307-9032.

Item 11. Executive Compensation

Information required by this item is included under the headings "Executive Compensation" and "Corporate Governance - Compensation of Directors" in the 2004 Proxy Statement, which sections are hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is included under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2004 Proxy Statement, which sections are hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions

Information required by this item is included under the heading "Certain Transactions" in the 2004 Proxy Statement, which section is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information required by this item is included under the heading "Auditors and Principal Accounting Firm Fees" in the 2004 Proxy Statement, which section is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1 and 2. *Financial Statements and Financial Statement Schedules*

	Page in Form 10-K Report
The following consolidated financial statements of American Medical Security Group, Inc. and subsidiaries are included in Item 8:	
Report of Independent Auditors	27
Consolidated Balance Sheets at December 31, 2003 and 2002	28
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	29
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	30
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2003, 2002 and 2001	31
Notes to Consolidated Financial Statements	32

	Page in Form 10-K Report
The following financial statement schedules of American Medical Security Group, Inc. and subsidiaries are included in Item 15(d):	
Schedule II - Condensed Financial Information of Registrant	54
Schedule III - Supplementary Insurance Information	57
Schedule IV - Reinsurance	58
Schedule V - Valuation and Qualifying Accounts	59

All other schedules for which provision is made in applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. *Exhibits*

See the Exhibit Index included as the last page of this report, which is incorporated herein by reference. Each management contract and compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

(b) *Reports on Form 8-K*

The Company filed or submitted the following reports on Form 8-K during the fourth quarter of 2003:

- A Form 8-K dated October 6, 2003, was filed on October 6, 2003, to update the description of the Company's common stock and associated preferred share purchase rights. This description was incorporated by reference into the Company's Form S-8 Registration Statement filed with the Securities and Exchange Commission on October 6, 2003, for the Company's Directors Deferred Compensation Plan.

- A Form 8-K dated November 3, 2003, was submitted on November 3, 2003, to furnish the Company's earnings release for the quarter ended September 30, 2003. This Form 8-K was "furnished" and shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in this Form 10-K.

After the end of the quarter, a Form 8-K dated February 2, 2004, was submitted on February 2, 2004, to furnish the Company's earnings release for the year and quarter ended December 31, 2003. This Form 8-K was "furnished" and shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in this Form 10-K.

(c) *Exhibits*

See the Exhibit Index following the Signature page of this report.

(d) *Financial Statement Schedules*

The financial statement schedules referenced in Item 15(a) are as follows.

AMERICAN MEDICAL SECURITY GROUP, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS

(Thousands)	December 31, 2003	December 31, 2002
ASSETS		
Investments:		
Fixed maturity securities available for sale, at fair value	$ 14,168	$ -
Cash and cash equivalents	6,862	972
Other assets:		
Investment in consolidated subsidiaries	192,846	175,835
Goodwill	32,138	32,138
Other intangibles, net	1,957	2,860
Due from affiliates	3,000	4,388
Other assets	1,221	510
Total other assets	231,162	215,731
Total assets	$ 252,192	$ 216,703
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Notes payable	$ 30,158	$ 30,158
Taxes payable	2,967	2,819
Other liabilities	1,243	976
Total liabilities	34,368	33,953
Shareholders' equity:		
Common stock	16,654	16,654
Paid-in capital	194,431	189,813
Retained earnings	32,168	2,858
Accumulated other comprehensive income	6,133	7,646
Treasury stock	(31,562)	(34,221)
Total shareholders' equity	217,824	182,750
Total liabilities and shareholders' equity	$ 252,192	$ 216,703

Schedule II

AMERICAN MEDICAL SECURITY GROUP, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31,		
(Thousands)	2003	2002	2001
REVENUES			
Fees from consolidated subsidiaries	$ 4,604	$ 4,752	$ 4,427
Other revenue	122	27	103
Total revenues	4,726	4,779	4,530
EXPENSES			
General and administrative	2,767	3,068	563
Interest	976	1,458	2,377
Amortization of goodwill and other intangibles	903	365	563
Total expenses	4,646	4,891	3,503
Income (loss) before the following items	80	(112)	1,027
Income tax expense (benefit)	(467)	1,777	874
Income (loss) before the following items	547	(1,889)	153
Equity in net income of subsidiaries, including income (loss) from discontinued operations	28,763	24,375	4,022
Income before cumulative effect of a change in accounting principle	29,310	22,486	4,175
Cumulative effect of a change in accounting principle	-	(60,098)	-
Net income (loss)	$ 29,310	$ (37,612)	$ 4,175

Schedule II

AMERICAN MEDICAL SECURITY GROUP, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS

(Thousands)	Year ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ 29,310	$ (37,612)	$ 4,175
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Due from affiliates	1,508	(5,022)	-
Cumulative effect of change in accounting principle	-	60,098	-
Equity in net income of subsidiaries	(28,763)	(24,375)	(4,022)
Dividends received from subsidiaries	13,000	25,000	-
Amortization of intangibles	903	365	563
Deferred income tax expense (benefit)	(522)	(38)	72
Changes in operating accounts:			
Net other assets and liabilities	223	969	2,481
Net cash provided by operating activities	15,659	19,385	3,269
INVESTING ACTIVITIES			
Purchases of available for sale securities	(14,170)	-	-
Net cash used in investing activities	(14,170)	-	-
FINANCING ACTIVITIES			
Exercise of stock options	5,759	2,990	413
Purchase of treasury stock	(1,358)	(19,540)	(2,216)
Proceeds from notes payable borrowings	-	30,158	-
Repayment of notes payable	-	(35,158)	-
Net cash provided by (used in) financing activities	4,401	(21,550)	(1,803)
Cash and cash equivalents:			
Net increase (decrease) during year	5,890	(2,165)	1,466
Balance at beginning of year	972	3,137	1,671
Balance at end of year	$ 6,862	$ 972	$ 3,137

AMERICAN MEDICAL SECURITY GROUP, INC.

SUPPLEMENTARY INSURANCE INFORMATION

Segment *(Thousands)*	Deferred Policy Acquisition Costs	Medical and Other Benefits Payable	Advance Premiums	Other Policyholder Funds
December 31, 2003:				
Health	$ -	$ 119,891	$ 15,245	$ -
Life	-	9,848	620	-
All Other	-	70	-	-
Total	$ -	$ 129,809	$ 15,865	$ -
December 31, 2002:				
Health	$ -	$ 123,797	$ 14,412	$ -
Life	-	10,570	788	-
All Other	-	112	-	-
Total	$ -	$ 134,479	$ 15,200	$ -
December 31, 2001:				
Health	$ -	$ 125,834	$ 15,912	$ -
Life	-	9,480	825	-
All Other	-	190	-	-
Total	$ -	$ 135,504	$ 16,737	$ -

Segment *(Thousands)*	Premium Revenue	Net Investment Income	Medical and Other Benefit Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
December 31, 2003:						
Health	$ 700,242	$ 6,669	$ 475,646	$ -	$ 208,459	$ 701,075
Life	12,176	512	2,874	-	4,126	
All Other	-	6,350	(23)	-	4,697	-
Total	$ 712,418	$ 13,531	$ 478,497	$ -	$ 217,282	
December 31, 2002:						
Health	$ 740,677	$ 6,671	$ 504,645	$ -	$ 225,480	$ 739,177
Life	13,780	559	4,006	-	4,559	
All Other	3	7,775	19	-	6,792	3
Total	$ 754,460	$ 15,005	$ 508,670	$ -	$ 236,831	
December 31, 2001:						
Health	$ 820,658	$ 9,197	$ 597,089	$ -	$ 242,902	$ 819,756
Life	17,424	656	6,334	-	5,446	
All Other	590	7,590	(203)	-	3,768	590
Total	$ 838,672	$ 17,443	$ 603,220	$ -	$ 252,116	

AMERICAN MEDICAL SECURITY GROUP, INC.

REINSURANCE

(Thousands)	Direct Business	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage Of Amount Assumed to Net
Year Ended December 31, 2003:					
Life insurance in force	$ 6,813,836	$5,005,726	$ -	$1,808,110	0.0%
Premiums:					
Accident and Health	$ 703,683	$ 3,458	$ 17	$ 700,242	0.0%
Life	27,557	15,381	-	12,176	0.0%
Total Premiums	$ 731,240	$ 18,839	$ 17	$ 712,418	0.0%
Year Ended December 31, 2002:					
Life insurance in force	$ 8,101,953	$ 6,114,861	$ -	$ 1,987,092	0.0%
Premiums:					
Accident and Health	$ 741,653	$ 1,973	$ 1,000	$ 740,680	0.1%
Life	32,831	19,051	-	13,780	0.0%
Total Premiums	$ 774,484	$ 21,024	$ 1,000	$ 754,460	0.1%
Year Ended December 31, 2001:					
Life insurance in force	$ 9,351,321	$ 6,913,662	$ -	$ 2,437,659	0.0%
Premiums:					
Accident and Health	$ 822,203	$ 2,408	$ 1,453	$ 821,248	0.2%
Life	36,491	19,069	2	17,424	0.0%
Total Premiums	$ 858,694	$ 21,477	$ 1,455	$ 838,672	0.2%

Schedule V

AMERICAN MEDICAL SECURITY GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(Thousands)	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2003:				
Allowance for bad debts	$ 120	$ 26	$ 133	$ 13
Valuation allowance for deferred taxes	5,359	1,757	1,790	5,326
Total	$ 5,479	$ 1,783	$ 1,923	$ 5,339
Year ended December 31, 2002:				
Allowance for bad debts	$ 1,292	$ -	$ 1,172	$ 120
Valuation allowance for deferred taxes	5,394	13	48	5,359
Total	$ 6,686	$ 13	$ 1,220	$ 5,479
Year ended December 31, 2001:				
Allowance for bad debts	$ 344	$ 1,250	$ 302	$ 1,292
Valuation allowance for deferred taxes	3,861	1,810	277	5,394
Total	$ 4,205	$ 3,060	$ 579	$ 6,686

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN MEDICAL SECURITY GROUP, INC.

Date: March 12, 2004

By: /s/ SAMUEL V. MILLER
Samuel V. Miller, Chairman, President,
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.*

Signature	Title
/s/ SAMUEL V. MILLER Samuel V. Miller	Chairman of the Board, President and Chief Executive Officer; Director
/s/ JOHN R. LOMBARDI John R. Lombardi	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ ROGER H. BALLOU Roger H. Ballou	Director
/s/ W. FRANCIS BRENNAN W. Francis Brennan	Director
/s/ MARK A. BRODHAGEN Mark A. Brodhagen	Director
/s/ LOUIS C. FORNETTI Louis C. Fornetti	Director
/s/ EUGENE A. MENDEN Eugene A. Menden	Director
/s/ EDWARD L. MEYER, JR Edward L. Meyer, Jr.	Director
/s/ MICHAEL T. RIORDAN Michael T. Riordan	Director
/s/ H.T. RICHARD SCHREYER H.T. Richard Schreyer	Director
/s/ FRANK L. SKILLERN Frank L. Skillern	Director
/s/ J. GUS SWOBODA J. Gus Swoboda	Director

---

*Each of the above signatures is affixed as of March 12, 2004.

AMERICAN MEDICAL SECURITY GROUP, INC.
(Commission File No. 1-13154)

EXHIBIT INDEX
to
FORM 10-K ANNUAL REPORT
for the year ended December 31, 2003

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
3.1	Amended and Restated Articles of Incorporation of Registrant dated as of May 27, 2003	Exhibit 3.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2003 (the "6/30/03 10-Q")	
3.2	Bylaws of Registrant as amended and restated May 21, 2003	Exhibit 3.2 to the 6/30/03 10-Q	
4.1	Credit Agreement dated as of December 30, 2002, among the Registrant, LaSalle Bank National Association and other Lenders	Exhibit 4.1(a) to the Registrant's Form 10-K for the year ended December 31, 2002 (the "2002 10-K")	
4.2(a)	Rights Agreement, dated as of August 9, 2001, between the Registrant and Firstar Bank, N.A., as Rights Agents (the "Rights Agreement'), including the form of Rights Certificate as Exhibit B thereto	Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed August 14, 2001 and Exhibit 4 to the Registrant's Current Report on Form 8-K dated August 9, 2001, and filed on August 14, 2001	
4.2(b)	Appointment and Assumption Agreement dated December 17, 2001, between the Registrant and Firstar Bank, N.A., appointing LaSalle Bank, N.A. as Rights Agent for the Rights Agreement	Exhibit 4.2 to the Registrant's Form 8-K dated February 1, 2002 (the "2/1/02 8-K")	
4.2(c)	Amendment dated as of February 1, 2002, to the Rights Agreement	Exhibit 4.1 to 2/1/02 8-K	
4.2(d)	Amendment dated as of June 4, 2002, to the Rights Agreement	Exhibit 4.4(d) to the Registrant's Form 8-K dated June 4, 2002, and filed on June 19, 2002	
10.1*	Equity Incentive Plan as amended through February 18, 2004		X
10.2*	Form of Nonqualified Stock Option Award Agreement for Officers	Exhibit 10.2 to the Registrant's Form 10-K for the year ended December 31, 1998 (the "1998 10-K")	
10.3*	Form of Nonqualified Stock Option Award Agreement for Directors	Exhibit 10.3 to Registrant's Form 10-K for the year ended December 31, 1999 (the "1999 10-K")	

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
10.4*	Form of Restricted Stock Agreement for Directors		X
10.5*	Deferred Stock Agreement between the Registrant and Samuel V. Miller	Exhibit 10.3 to 1998 10-K	
10.6*	1995 Director Stock Option Plan as amended November 29, 2001	Exhibit 10.5 to the Registrant's Form 10-K for the year ended December 31, 2001 (the "2001 10-K")	
10.7*	Directors Deferred Compensation Plan adopted November 17, 1999	Exhibit 10.6 to 1999 10-K	
10.8*	Voluntary Deferred Compensation Plan as Amended and Restated effective September 25, 1998	Exhibit 10.7 to 1999 10-K	
10.9(a)*	Deferred Compensation Trust	Exhibit 10.48 to the Registrant's Form 10-K for the year ended December 31, 1997	
10.9(b)*	First Amendment to the Deferred Compensation Trust	Exhibit 10.9 to 1999 10-K	
10.10*	Executive Reimbursement Group Insurance Policy	Exhibit 10.8 to 1998 10-K	
10.11*	Change of Control Severance Benefit Plan as amended and restated November 29, 2001	Exhibit 10.11(b) to 2001 10-K	
10.12*	Severance Benefit for Certain Executive Officers	Exhibit 10.10 to 1998 10-K	
10.13*	Description of Executive Management Incentive Program		X
10.14*	Executive Annual Incentive Plan as amended through February 19, 2003	Exhibit 10.14 to 2002 10-K	
10.15(a)*	Employment Agreement of Chief Executive Officer ("CEO") dated September 28, 2000	Exhibit 10 to the Registrant's Form 10-Q for the quarter ended September 30, 2000	
10.15(b)*	Amendment dated as of November 29, 2001 to Employment Agreement of CEO	Exhibit 10.15(b) to 2001 10-K	
10.15(c)*	Amendment dated as of January 1, 2004 to Employment Agreement of CEO		X

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
10.16(a)*	Nonqualified Executive Retirement Plan effective April 1, 2000	Exhibit 10 to the Registrant's Form 10-Q for the quarter ended March 31, 2000	
10.16(b)*	Amendment No. 1 dated January 20, 2003 to Nonqualified Executive Retirement Plan	Exhibit 10.16(b) to 2002 10-K	
21	Subsidiaries of the Registrant		X
23	Consent of Ernst & Young LLP		X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended		X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended		X
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

* Indicates compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION

I, Samuel V. Miller, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Security Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and.

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2004

/s/ Samuel V. Miller
Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, John R. Lombardi, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Security Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2004

/s/ John R. Lombardi
Executive Vice President, Chief Financial Officer and Treasurer

Board of Directors

Samuel V. Miller[4,5], Chairman of the Board, President and Chief Executive Officer of American Medical Security Group, Inc.

Roger H. Ballou[2,3,4], President and Chief Executive Officer of CDI Corporation, a staffing and project management company

W. Francis Brennan[1,2,3], Retired Executive Vice President of UNUM Corporation, a life and health insurance company

Mark A. Brodhagen, D.D.S.[5], Founder and President of Brodhagen Dental Care

Louis C. Fornetti[5], Retired Executive Vice President and Chief Financial Officer of Interra Financial, a financial services company

Eugene A. Menden[1,5], Retired Vice President and Director of Marquette Medical Systems, Inc. (formerly Marquette Electronics, Inc.), a manufacturer of medical electronics products

Edward L. Meyer, Jr.[5], Chairman of the Board of Anamax Corporation, a food by-products recycling company

Michael T. Riordan[2,3,4], Former Chairman, President and Chief Executive Officer of Paragon Trade Brands, Inc., a disposable diaper manufacturer

H.T. Richard Schreyer[1,3,4], Retired Partner of Ernst & Young LLP, a public accounting firm

Frank L. Skillern[2,3,4], Retired Chairman and Chief Executive Officer of American Express Centurion Bank, a consumer bank located in Salt Lake City, Utah

J. Gus Swoboda[1], Retired Senior Vice President of Wisconsin Public Service Corporation, an electric and gas utility company

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*
[3] *Member of Corporate Governance and Nominating Committee*
[4] *Member of Executive Committee*
[5] *Member of Finance Committee*

Executive Team

Samuel V. Miller, Chairman, President and Chief Executive Officer

John R. Lombardi, Executive Vice President, Chief Financial Officer and Treasurer

James C. Modaff, Executive Vice President and Chief Actuary

Thomas G. Zielinski, Executive Vice President of Operations

Timothy J. Moore, Senior Vice President of Corporate Affairs, General Counsel and Secretary

Timothy F. O'Keefe, Senior Vice President and Chief Marketing Officer

Clifford A. Bowers, Vice President, Corporate Communications

John R. Wirch, Vice President, Human Resources

Investor Information

Analysts, investors and others seeking information about American Medical Security Group, Inc. should contact:

Clifford A. Bowers
Vice President,
Corporate Communications
(920) 661-2766

Transfer Agent and Registrar
For services such as change of address, replacement of lost stock certificates or inquiries as to account status, please contact:

LaSalle Bank, N.A.
135 South LaSalle Street, Suite 1960
Chicago, IL 60603
(800) 246-5761

Corporate Offices
American Medical Security Group, Inc.
3100 AMS Boulevard
Green Bay, WI 54313

Mailing Address
P.O. Box 19032
Green Bay, WI 54307-9032

Internet Address
www.eAMS.com

Stock Listing
American Medical Security Group, Inc. is listed on the New York Stock Exchange. It is traded under the symbol AMZ.

Annual Meeting
The 2004 annual meeting of shareholders will be held at 11 a.m. (CDT) on May 18, 2004, at:

The Radisson Hotel
& Conference Center
2040 Airport Drive
Green Bay, WI 54313

Auditors
Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

This is not a solicitation for health insurance. For information on purchasing health insurance, call (800) 232-5432.

American Medical Security Group, Inc.

3100 AMS Boulevard

Green Bay, Wisconsin 54313


American
Medical Security Group™